UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2014

Commission File 001 — 33175

Sesa Sterlite Limited

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

I

CONVENTIONS USED IN THIS FORM

We refer to information regarding the zinc, oil and gas, iron ore, copper, aluminum and power industries and our competitors from market research reports, analyst reports and other publicly available sources. Although we believe that this information is reliable, we have not independently verified the accuracy and completeness of the information. We caution you not to place undue reliance on this data.

Unless otherwise indicated, the unaudited condensed consolidated interim financial information for the fiscal year ended March 31, 2014 and for six months period ended September 30, 2013 and 2014 for our Company included in this report has been prepared in accordance with International Financial Reporting Standards, or IFRS, and its interpretations issued by the International Accounting Standards Board, or IASB. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

Our consolidated financial statements are reported in Indian Rupees or “Rs.”. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this report from Indian Rupees to US Dollars at the rate of Rs. 61.92 per $ 1.00 based on the exchange rate quoted by the Federal Reserve Bank of New York as of September 30, 2014. No representation is made that the Indian Rupee amounts represent US Dollar amounts or have been, could have been or could be converted into US Dollars at such rates or any other rate.

In this report, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “Namibia” are to the Republic of Namibia. References to “South Africa,” are to the Republic of South Africa. References to “Ireland” are to the Republic of Ireland. References to “Sri Lanka” are to the Democratic Socialist Republic of Sri Lanka. References to “$,” “US$,” “Dollars” or “US Dollars” are to the legal currency of the United States. References to “Rs.”, “Re.”, “Rs”, “Rupees” or “Indian Rupees” are to the legal currency of the Republic of India. References to “AUD”, “Australian Dollars” are to the legal currency of the Commonwealth of Australia. References to “NAD” or “Namibian Dollars” are to the legal currency of Namibia. References to “ZAR” or “RAND” are to the legal currency of the Republic of South Africa. References to “¢” are to US cents.

References to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms, references to “mt” or “tons” are to metric tons, references to “kt” are to kilo tons, references to “mmt” are to million metric tons, references to “tpa” are to tons per annum, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb, references to “oz” are to ounces, with one kilogram being equivalent to 32.1507 oz and one ton equivalent to 32,151 oz, references to “mm” are to millimeters and references to “ha” are to hectares, a unit of area equal to 10,000 square meters or 107,639 square feet, references to “bbls” are to barrels, references to “mmboe” are to million barrels of oil equivalent, references to “bboe” are to billion barrels of oil equivalent, references to “mmbopd” are to million barrels of oil per day, references to “kbopd” are to kilo barrels of oil per day, references to “bopd” are to barrels of oil per day, references to “boepd” are to barrels of oil equivalent per day, references to “tcm” are to trillion cubic meters, references to “mmscmd” are to million metric standard cubic meter per day, references to “mscf” are to thousand standard cubic feet, references to “mmscf” are to million metric standard cubic feet, references to “mmscfd” are to million metric standard cubic feet per day, references to “bcf” are to billion cubic feet. References to net oil and gas production are to the entitlement interest production of Cairn India, in which the Ravva royalty is not netted off.

II

We conduct our businesses both directly and through a consolidated group of companies that we have ownership interests in. Unless otherwise stated in this report or unless the context otherwise requires, references in this report to “we”, “us”, “our”, “Sesa Sterlite”, “our Company” or “our consolidated group of companies” mean Sesa Sterlite, its consolidated subsidiaries and its predecessors, collectively, including Cairn India and its subsidiaries, Monte Cello BV (“Monte Cello”), Copper Mines of Tasmania Proprietary Limited (“CMT”), Thalanga Copper Mines Proprietary Limited, Bharat Aluminium Company Limited (“BALCO”), Hindustan Zinc Limited (“HZL”), Sterlite Infra Limited, Fujairah Gold FZC, Sterlite (USA), Inc., (“Sterlite USA”), Talwandi Sabo Power Limited (“TSPL”), THL Zinc Ventures Limited, THL Zinc Limited, THL Zinc Holding B.V., THL Zinc Namibia Holdings (Proprietary) Limited (“ Skorpion”), Skorpion Zinc (Proprietary) Limited, Skorpion Mining Company (Proprietary) Limited, Namzinc (Proprietary) Limited, Amica Guesthouse (Proprietary) Limited, Rosh Pinah Health Care (Proprietary) Limited, Black Mountain Mining (Proprietary) Limited (“BMM”), Vedanta Lisheen Holdings Limited(“Lisheen”), Vedanta Lisheen Mining Limited, Killoran Lisheen Mining Limited, Killoran Lisheen Finance Limited, Lisheen Milling Limited, Lisheen Mine Partnership, Sterlite Ports Limited , Sterlite Infraventures Limited, Vizag General Cargo Berth Private Limited, Paradip Multi Cargo Berth Private Limited, Pecvest 17 Proprietary Limited, Lakomasko B.V., MALCO Energy Limited (“MALCO Energy”) (formerly known as Vedanta Aluminium), Sesa Resources Limited, Sesa Mining Corporation Limited, Goa Energy Limited (“GEL”), Bloom Fountain Limited (“BFL”), Twin Star Energy Holding Limited (“TEHL”), Twinstar Mauritius Holding Limited (“TMHL”), Western Cluster Limited (“WCL”), Vedanta Exploration Ireland Limited and Maritime Ventures Private Limited.

Our consolidated financial information does not include our controlling shareholder Vedanta Resources Plc (“Vedanta”), its shareholders and various companies owned directly or indirectly by it (other than us and our consolidated group of companies described above), including without limitations, Vedanta Resources Holdings Limited (“VRHL”), Konkola Copper Mines Plc (“KCM”), Konkola Resources Plc, Twin Star Holdings Limited (“Twin Star”), Welter Trading Limited (“Welter Trading”), the Anil Agarwal Discretionary Trust (“Trust”), Conclave PTC Limited (“Conclave”), Sterlite Technologies Limited, Monte Cello Corporation NV, Valliant (Jersey) Limited, Vedanta Resources Jersey II Limited, Vedanta Resources Finance Limited, Vedanta Resources Cyprus Limited, Richter Holding Limited (“Richter”), Westglobe Limited (“Westglobe”), Finsider International Company Limited (“Finsider”), Vedanta Resources Jersey Limited, Vedanta Finance (Jersey) Limited, Vedanta Jersey Investments Limited, Vedanta Finance UK Limited, Sesa Sterlite Mauritius Holdings Limited and Sterlite Grid Limited. References to the “Group” is to Sesa Sterlite and its subsidiaries on a consolidated basis and references to the “Vedanta Group” is to Vedanta and its subsidiaries on a consolidated basis. References to “Sterlite” means the erstwhile Sterlite Industries India Limited, “MALCO” means the erstwhile Madras Aluminium Company Limited, “Sterlite Energy” or “SEL” means the erstwhile Sterlite Energy Limited, “Vedanta Aluminium” or “VAL” means Malco Energy Limited and “ Sesa Goa” means the erstwhile Sesa Goa Limited, both being the subsidiaries of Vedanta.

References to The London Metal Exchange Limited, or LME, price of copper, zinc or aluminium are to the cash seller and settlement price on the LME for copper, zinc or aluminium for the period indicated. References to primary market share in this report are to the market that includes sales by producers of metal from copper concentrate, zinc concentrate, lead concentrate or alumina, as applicable, and do not include sales by producers of recycled metal or imports.

III

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This form contains “forward-looking statements” as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These forward-looking statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include, but are not limited to:-

•	a decline or volatility in the prices of or demand for zinc, oil and gas, iron ore, copper, aluminium or power or increase in supply of zinc, oil and gas, iron ore, copper, aluminium or power;

•	events that could cause a decrease in our production and higher cost of production of zinc, oil and gas, iron ore, copper, aluminium or power;

•	unavailability or increased costs of raw materials for our products;

•	dependence on obtaining and maintaining mining leases for our mining sites and approvals from regulatory authorities for increasing oil and gas production;

•	general risks related to Sesa Sterlite’s commercial power business;

•	fluctuations in currency exchange rates;

•	interruptions in the availability of exploration, production or supply equipment or infrastructure and/or increased costs;

•	construction of pipelines and terminals may take longer than planned, may not work as intended and the cost of construction may be greater than forecast;

•	our actual economically recoverable lead-zinc ore, copper ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the zinc, oil and gas, iron ore, copper, aluminium or power industries;

•	political or economic instability in India or around the regions in which we operate;

•	worldwide economic and business conditions;

•	reliance on third party contractors and providers of equipment which may not be readily available and whose costs may increase;

•	compliance with extensive environmental and health and safety regulations;

•	our ability to successfully consummate strategic acquisitions;

IV

•	our ability to simplify our group structure and reduction in non-controlling stake in group companies;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with our trade unions and avoid strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	the future capital requirements of our business and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we currently enjoy;

•	changes in tariffs, royalties, customs duties and government assistance; and

•	terrorist attacks and other acts of violence, natural disasters and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere.

In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions to any of these forward-looking statements to reflect future events or circumstances.

V

Index to Unaudited Condensed Consolidated Interim Financial Statements

Page(s)

Unaudited Condensed Consolidated Interim Statements of Profit or Loss for the half year ended September 30, 2013 and 2014.	F-2
Unaudited Condensed Consolidated Interim Statements of Comprehensive Income for the half year ended September 30, 2013 and 2014.	F-3
Unaudited Condensed Consolidated Interim Statements of Financial Position as at March 31, 2014 and September 30, 2014.	F-4
Unaudited Condensed Consolidated Interim Statements of Cash Flows for the half year ended September 30, 2013, and 2014.	F-5
Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the half year ended September 30, 2013 and 2014.	F-6
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-8

SESASTERLITE LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the half year ended September 30,	Notes	2013*	2014	2014
		(Rs. in millions)	(Rs. in millions)	(US dollars in millions) (Note 2)
Revenue		323,868	364,790	5,891.3
Cost of sales		(250,088)	(284,396)	(4,593.0)

Gross profit		73,780	80,394	1,298.3
Other operating income		1,924	2,708	43.7
Distribution expenses		(5,748)	(5,399)	(87.2)
Administration expenses		(16,962)	(15,299)	(247.1)

Operating profit		52,994	62,404	1,007.7
Investment and other income	4	18,642	26,765	432.3
Finance and other costs	5	(45,824)	(35,125)	(567.3)

Profit before tax		25,812	54,044	872.7
Income tax expense	6	(19,147)	(9,747)	(157.4)

Profit for the half year		6,665	44,297	715.3

Profit attributable to:
Equity holders of the parent		(9,726)	21,214	342.4
Non-controlling interests		16,391	23,083	372.9
Earnings per share	12
Basic		(3.28)	7.15	0.1
Diluted		(3.28)	7.15	0.1
Weighted average number of equity shares used in computing earnings per share
Basic		2,965,004,871	2,965,004,871	2,965,004,871
Diluted		2,965,004,871	2,965,004,871	2,965,004,871

*	refer note 2 (d) and 2 (e)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

SESA STERLITE LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the half year ended September 30,	2013*	2014	2014
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions) (Note 2)
Profit for the half year	6,665	44,297	715.3
Other comprehensive income/(loss), net of tax:
Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	65,472	9,654	155.9
(Loss)/gain on available-for-sale financial investments	(126)	226	3.6
Cash flow hedges	(892)	(1,111)	(17.9)

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(44)	(224)	(3.6)

Total other comprehensive income/(loss) for the year, net of income tax	64,410	8,545	138.0

Total comprehensive income	71,075	52,842	853.3

Total comprehensive income attributable to:
Equity holders of the parent	8,526	21,748	351.2
Non-controlling interests	62,549	31,094	502.1

	71,075	52,842	853.3

*	refer note 2 (d)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

SESA STERLITE LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

As at		March 31, 2014	September 30, 2014	September 30, 2014
		(Rs. in millions)	(Rs. in millions)	(US dollars in millions) (Note 2)
ASSETS
Non-current assets
Property, plant and equipment		1,114,511	1,101,196	17,784.2
Exploratory and evaluation assets		617,570	647,617	10,458.9
Other Intangible assets		6,984	7,450	120.3
Leasehold land prepayments		3,645	3,326	53.7
Deferred tax assets		73,082	72,974	1,178.5
Financial asset investments		111	337	5.4
Current tax asset – non current		22,616	22,658	365.9
Other non-current assets		12,815	12,694	205.0

Total non-current assets		1,851,334	1,868,252	30,171.9

Current assets
Inventories		92,788	98,791	1,595.5
Current tax asset		4,729	2,766	44.7
Trade and other receivables		96,415	121,121	1,956.1
Short-term investments		518,015	456,700	7,375.6
Derivative financial assets		3,235	1,743	28.1
Restricted cash and cash equivalents	7	2,463	6,300	101.8

Cash and cash equivalents	8	12,960	35,881	579.5

Total current assets		730,605	723,302	11,681.3

Total assets		2,581,939	2,591,554	41,853.2

LIABILITIES
Current liabilities
Short-term borrowings	9	161,728	210,803	3,404.4
Acceptances		90,718	74,089	1,196.5
Trade and other payables		181,661	188,346	3,041.8
Derivative financial liabilities		7,550	3,202	51.7
Retirement benefits		313	549	8.9
Provisions		1,126	1,135	18.3
Current tax liabilities		6,278	6,526	105.4

Total current liabilities		449,374	484,650	7,827.0

Net current assets		281,231	238,652	3,854.3

Non-current liabilities
Long-term borrowings	9	547,375	506,052	8,172.7
Deferred tax liabilities		289,869	285,645	4,613.1
Derivative financial liabilities		1,645	815	13.2
Retirement benefits		1,696	1,547	25.0
Provisions		17,061	17,491	282.5
Other non-current liabilities		12,576	13,154	212.5

Total non-current liabilities		870,222	824,704	13,319.0

Total liabilities		1,319,596	1,309,354	21,146.0

Net assets		1,262,343	1,282,200	20,707.2

EQUITY
Share capital	11	2,965	2,965	47.9
Securities premium		200,010	200,010	3,230.0
Other components of equity		23,164	23,846	385.1
Retained earnings		473,431	492,588	7,955.2

Equity attributable to equity holders of the parent		699,570	719,409	11,618.2

Non-controlling interests		562,773	562,791	9,089.0

Total equity		1,262,343	1,282,200	20,707.2

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

SESA STERLITE LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the year ended September 30,	2013	2014	2014
	(Rs. in million)	(Rs. in million)	(US dollars in million)
Cash flows from operating activities
Profit before taxes	25,812	54,044	872.7
Adjustments to reconcile profit before tax to net cash provided by operating activities:
Depreciation and amortization and unsuccessful exploration costs	61,378	59,876	967.0
Provision for doubtful debts/advances	(33)	417	6.7
Fair value gain on financial assets held for trading	(9,964)	(19,876)	(321.0)
Gain on sale of financial asset investments	(116)	—	—
Others ( coal assets write off)	—	457	7.4
profit on sale of fixed asset, net	240	29	0.5
Exchange loss, net	20,708	1,951	31.5
Inventory write off	—	2,220	35.9
Gain on fair valuation of conversion option	253	—	—
Interest and dividend income	(8,725)	(6,889)	(111.3)
Interest expenses	34,745	31,542	509.4
Changes in assets and liabilities:
(Increase)/decrease in trade and other receivables	2,997	(17,268)	(278.9)
(Increase)/decrease in inventories	(5,691)	(12,866)	(207.8)
(Increase)/decrease in other current and non-current assets	(20,106)	2,839	45.9
Increase/(decrease) in trade and other payable	(19,017)	33,293	537.7
(Decrease)/ Increase in other current and non-current liabilities	23,463	(5,443)	(87.9)
Proceeds from sale of financial asset investment	1,100	—	—
Proceeds from short term investments	547,523	598,276	9,662.1
Purchases of short term investments	(607,569)	(610,842)	(9,865.0)

Cash generation from operation	46,998	111,760	1804.9

Interest paid	(22,775)	(54,579)	(881.4)
Interest received	6,557	10,736	173.4
Dividend received	148	866	14.0
Income tax paid	(24,954)	(17,567)	(283.7)

Net cash provided in operating activities	5,974	51,216	827.1

Cash flows from investing activities
Purchases of property, plant and equipment & intangible asset	(34,872)	(41,890)	(676.5)
Proceeds from sale of property, plant and equipment	258	87	1.4
Exploration expenditure	(3,912)	(15,602)	(252.0)
Loans repaid by related parties	1,224	—	—
Loans to related parties	(4,869)	—	—

Proceeds from short-term deposits	89,046	107,949	1,743.3
Purchases of short-term deposits	(85,117)	(18,207)	(294.0)
Net changes in restricted cash and cash equivalents	(770)	(3,413)	(55.1)

Net cash provided/(used) in investing activities	(39,013)	28,924	467.1

Cash flows from financing activities
Proceeds from/(repayment of) working capital loan, net	(9,336)	(2,306)	(37.2)
Proceeds from acceptances	75,915	110,270	1,780.8
Repayment of acceptances	(57,088)	(128,488)	(2,075.1)
Proceeds from other short-term borrowings	150,556	206,444	3,334.0
Repayment of other short-term borrowings	(203,771)	(169,557)	(2,738.0)
Proceeds from long-term borrowings	140,893	155,358	2,509.0
Repayment of long-term borrowings	(141,619)	(122,379)	(1,976.4)
Loans from related party	88,028	494	8.0
Loans repaid to related party	—	(73,628)	(1,189.1)
Payment of dividends to equity holders of the parent, including dividend tax	(4,318)	(5,189)	(83.8)
Payment of dividends to Non-controlling interest, including dividend tax	(9,383)	(16,601)	(268.1)
Payment for buyback of shares at subsidiary [including buyback expenses]	—	(11,689)	(188.8)

Net cash provided/ (used) by financing activities	29,877	(57,271)	(924.9)

Effect of exchange rate changes on cash and cash equivalents	991	52	0.9
Net (decrease)/ increase in cash and cash equivalents	(2,172)	22,921	370.2
Cash and cash equivalents at the beginning of the year	15,337	12,960	209.3
Cash and cash equivalents at the end of the period	13,165	35,881	579.5

Supplementary disclosure of non-cash investing activities:
Payables for purchase of property, plant and equipment	53,957	60,249	973.0

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.	Assignment of loan receivables from related parties to a subsidiary company amounting to $916.2 million (Rs 54,167 million) during period ended September 30, 2013 has been considered as non-cash item.

SESA STERLITE LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Indian Rupees in millions except share or per share amounts unless otherwise stated)

(a)	For the half year ended September 30, 2013:

	Share capital	Securities premium	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earnings	Total	Non controlling interests	Total

Balance as at April 1, 2013*	2,965	200,010	10426	124	428	466,656	680,609	502,660	1,183,269
Profit for the year*	—	—	—	—	—	(9,726)	(9,726)	16,391	6,665
Exchange differences on translation of foreign operations	—	—	19,188	—	—	—	19,188	46,284	65,472
Movement in available for sale financial investments	—	—	—	(10)	—	—	(10)	—	(10)
Reclassified to consolidated statement of profit or loss				(75)			(75)	(41)	(116)
Net movement in fair value of cash flow hedges, net of tax	—	—	—	—	(807)	—	(807)	(85)	(892)
Re- measurement of defined benefit obligation						(44)	(44)		(44)

Total comprehensive income for the period	—	—	19,188	(85)	(807)	(9,770)	8,526	62,549	71,075

Change in non-controlling interests						(44)	(44)	628	585
Dividend paid including tax on dividend	—	—	—	—	—	(4,318)	(4,318)	(9,383)	(13,702)

Balance as at September 30, 2013*	2,965	200,010	29,614	39	(379)	452,524	684,773	556,454	1,241,227

*	refer note 2 (d)

(b)	For the half year ended September 30, 2014:

	Share capital	Securities premium	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earnings	Total	Non controlling interests	Total

Balance as at April 1, 2014	2,965	200,010	22,527	48	589	473,431	699,570	562,773	1,262,343
Profit for the year	—	—	—	—	—	21,214	21,214	23,083	44,297
Exchange differences on translation of foreign operations	—	—	1,573	—	—	—	1,573	8,081	9,654
Movement in available for sale financial investments	—	—	—	226	—	—	226	—	226
Re- measurement of defined benefit obligation						(148)	(148)	(76)	(224)
Net movement in fair value of cash flow hedges, net of tax	—	—	—	—	(1,117)	—	(1,117)	6	(1,111)

Total comprehensive income for the period	—	—	1,573	226	(1,117)	21,066	21,748	31,094	52,842

Change in non-controlling interests						3,280	3,280	(14,475)	(11,195)
Dividend paid including tax on dividend	—	—	—	—	—	(5,189)	(5,189)	(16,601)	(21,790)

Balance as at September 30, 2014	2,965	200,010	24,100	274	(528)	492,588	719,409	562,791	1,282,200

Balance as at September 30, 2014 (in US dollars in million)	47.9	3,230.0	389.2	4.4	(8.5)	7,955.2	11,618.2	9,089.0	20,707.2

SESA STERLITE LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Company overview

Sesa Sterlite Limited (SSL) and its consolidated subsidiaries (collectively, the “Group” or “Sesa Sterlite”) is a diversified natural resource company engaged in exploring extracting and processing minerals and oil and gas. The Group engages in the exploration, production and sale of zinc, lead, silver, copper, aluminium, iron ore, oil & gas and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka. The Group is also in the business of commercial power generation and port operations in India.

Sesa Sterlite Limited’s shares are listed on the Bombay Stock Exchange and the National Stock Exchange and its ADSs are listed on the New York Stock Exchange.

SSL is majority owned by Twin Star Holdings Limited (“Twin Star”), Finsider International Company Limited (“Finsider”), West Globe Limited (“West Globe”) and Welter Trading Limited (“Welter”) which are in turn wholly-owned subsidiaries of Vedanta, a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange. Twin Star, Finsider, West Globe and Welter held 46.2%, 13.5%, 1.5%and 1.3% respectively of SSL equity as at September 30, 2014.

Prior year Re-organisation:

Consolidation and Re-organisation of Sesa Goa Limited (“Sesa Goa”), Sterlite Industries (India) Limited (“SIIL”), Vedanta Aluminium Limited (“Vedanta Aluminium”), Sterlite Energy Limited (“Sterlite Energy”) and The Madras Aluminium Company Limited (“MALCO”) to form Sesa Sterlite Limited (‘SSL’ or ‘the Company’), and transfer of Vedanta’s shareholding in Cairn India Limited to SSL.

On February 25, 2012, Vedanta Resources Plc (“Vedanta”), the ultimate parent company of SIIL, Sesa Goa, Vedanta Aluminium, Sterlite Energy, and MALCO announced an all-share merger of Vedanta’s majority owned subsidiaries Sesa Goa and Sterlite to create merged entity SSL and a consolidation of various subsidiaries held within Vedanta to effect the consolidation and simplification of Vedanta’s corporate structure through two series of transactions (together the “Re-organisation Transactions” consisting of the “Amalgamation and Re-organisation Scheme” and the “Cairn India Limited Consolidation”). The Re-organisation Transactions were executed during the year ended March 31, 2014 and the name of the merged entity has been changed to Sesa Sterlite Limited with effect from September 18, 2013.

Sesa Goa has furnished to the Securities and Exchange Commission (“SEC”) a notice as required by Rule 12g-3(f) under the Securities Exchange Act of 1934, as amended (“Exchange Act”), which states that Sesa Goa is the successor issuer to Sterlite under the Exchange Act and that the equity shares of Sesa Goa with a par value of Re. 1 each (“Sesa Goa Shares”) will be traded in the United States in the form of American Depositary Shares (“ADSs”), each ADSs representing four Sesa Goa Shares (the “Sesa Goa ADSs”) and such ADSs are deemed to be registered under Section 12(b) of the Exchange Act by operation of Rule 12g-3(a) under the Exchange Act.

The Amalgamation and Re-organisation Scheme

The Amalgamation and Re-organisation Scheme has been sanctioned by the Honorable High Court of Madras vide its order dated July 25, 2013 and the High Court of Judicature of Bombay at Goa vide its order dated April 3, 2013. The Amalgamation and Re-organisation Scheme was made effective in the month of August 2013.

In accordance with the Amalgamation and Re-organisation Scheme

i.	SIIL merged with and into Sesa Goa (which has been renamed as Sesa Sterlite Limited) through the issue of Sesa Goa shares to SIIL shareholders (other than MALCO) on a three for five basis resulting in the issue of 1,944,874,125 Sesa Goa shares to SIIL shareholders. The holders of SIIL ADSs received three Sesa Goa ADSs for every five existing Sterlite ADSs. The outstanding convertible bonds have become convertible bonds of Sesa Goa with equivalent rights and obligations;

ii.	MALCO’s power business was sold to Vedanta Aluminium for cash consideration of Rs. 1,500 million;

iii.	MALCO merged with and into Sesa Goa through the issue of Sesa Goa shares to the shareholders of MALCO on a seven for ten basis, resulting in the issue of 78,724, 989 Sesa Goa shares to the shareholders of MALCO and consequently, MALCO’s holding in SIIL was cancelled;

iv.	Sterlite Energy merged with and into Sesa Goa for no consideration;

v.	Vedanta Aluminium’s aluminium business demerged from Vedanta Aluminium and merged with and into Sesa Goa for no consideration. The name of Vedanta Aluminium has been changed to Malco Energy Limited with effect from 24 October 2013; and

vi.	Through a separate but concurrent amalgamation under Indian and Mauritian law, Ekaterina Limited, a Mauritian company and a wholly owned subsidiary of Vedanta which held Vedanta’s 70.5% ownership interest in Vedanta Aluminium, merged with and into Sesa Goa through the issue of Sesa Goa shares to Ekaterina Limited on a one for twenty five basis resulting in issue of 72,304,334 of Sesa Goa shares. SIIL held the remaining 29.5% of the shares of Vedanta Aluminium and upon this concurrent amalgamation scheme becoming effective, Vedanta Aluminium became a wholly-owned subsidiary of SSL.

The name of the merged entity has been changed to Sesa Sterlite Limited with effect from September 18, 2013. SSL has its registered office at Panjim in State of Goa in India.

The Sesa Sterlite Limited’s shares are listed in India on the Bombay Stock Exchange and the National Stock Exchange. In connection with the merger of SIIL into Sesa Goa to form SSL, SSL has established an ADS facility and its ADSs are now listed on the New York Stock Exchange.

Cairn India Limited Consolidation

Pursuant to the share purchase agreement dated February 25, 2012 between Bloom Fountain Limited (“BFL”), a wholly owned subsidiary of the Sesa Goa and Vedanta Resources Holdings Limited (“VRHL”), BFL acquired 38.68% shareholding in Cairn India Limited and an associated debt of USD 5,998 million by way of acquisition of Twinstar Energy Holding Limited (‘TEHL’), for a nominal cash consideration of USD 1 on a closing date which was to be mutually agreed by purchaser and seller. Closing date was determined as August 26, 2013. Consequently ,TEHL, Twin Star Mauritius Holdings Limited and Cairn India Limited (including all its subsidiaries) (“Cairn”) have become subsidiaries of Sesa Goa.

Acquisition of power assets

Through a slump sale agreement dated August 19, 2013 between Vedanta Aluminium and SSL, the power business consisting of 1,215 MW thermal power facility situated at Jharsuguda and 300 MW co-generation facility (90 MW operational and 210 MW under development) at Lanjigarh, has been purchased by SSL at a consideration of Rs. 28,929 million.

Business Overview

The Group’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at September 30, 2014. HZL’s operations include five lead-zinc mines, four zinc smelters, two lead smelters, one lead-zinc smelter, seven sulphuric acid plants, a silver refinery and six captive power plants in the State of Rajasthan in Northwest India and one zinc ingot melting and casting plant at Haridwar and one silver refinery, one zinc ingot melting and casting plant and one lead ingot melting and casting plant at Pantnagar in the State of Uttarakhand in North India.

The Group’s zinc international business is comprised of Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the operational Black Mountain mine and the Gamsberg mine project which is in exploration stage, located in South Africa. The Group has 100% interest in Skorpion, 74% interest in BMM and 100% interest in Lisheen as at September 30, 2014.

The Group’s oil and gas business is owned and operated by Cairn and engaged in business of exploration and development and production of oil & gas, in which the Group has 59.9% interest as at September 30, 2014. Cairn has a diversified asset base with nine blocks, one in state of Rajasthan in India, two on the west coast of India, four on the east coast of India, one in Sri Lanka and one in South Africa.

The Group’s iron ore business in India is wholly owned by SSL and by Sesa Resources Limited, a wholly owned subsidiary of SSL and consists of exploration, mining and processing of iron ore, manufacturing of pig iron and metallurgical coke and generation of power. The mining operations are carried out at Codli group of mines and the Sonshi group of mines in state of Goa and Narrain mines situated at state of Karnataka in India. Metallurgical Coke and Pig Iron operations are carried in state of Goa in India. Iron ore business also has a power plant in state of Goa in India for captive use. The Group’s iron ore business includes Western Cluster Limited (“WCL”) in Liberia which has iron ore assets and is wholly owned by the Group. WCL’s assets include development rights to western cluster and a network of iron ore deposits in West Africa.

The Group’s copper business is owned and operated by SSL, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and two captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Group owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT, which provides a small percentage of the copper concentrate requirements, and a precious metal refinery and copper rod plant in Fujairah through its subsidiary Fujairah Gold FZC in the UAE. The operations of Mt Lyell copper mine was suspended in January 2014 following a mud slide incident. Subsequent to the year end, the operations at Mt Lyell copper mine have been put into care and maintenance since July 9, 2014 following a rock fall incident in June 2014.

The Group’s aluminium business is owned and operated by SSL and by Bharat Aluminium Company Limited (“BALCO”) in which it has a 51% interest as on September 30, 2014. SSL aluminium operations include a refinery and a 90 MW captive power plant at Lanjigarh and a smelter and a 1215 MW captive power plant at Jharsuguda both situated in the State of Orissa in India. SSL aluminium is also setting up 1.25 million tonnes smelter at Jharsuguda and the refinery expansion project being set up at Lanjigarh is currently on hold. BALCO’s operations include two bauxite mines, two power plants (of which one is used to produce power for captive consumption), and refining, smelting and fabrication facilities in Central India.

The Group’s power business is owned and operated by SSL and by Talwandi Sabo Power Limited (“TSPL”), a wholly owned subsidiary of SSL which are engaged in the power generation business in India. SSL power operations include 2,400 MW (four units of 600 MW each) thermal coal-based commercial power facility at Jharsuguda in the State of Orissa in Eastern India and all four units of 600 MW are currently operational. TSPL had signed a power purchase agreement with the Punjab State Power Corporation Limited (“PSPCL”) for the establishment of 1,980 MW (three units of 660 MW each) thermal coal-based commercial power facilities and is a development stage enterprise in the process of constructing the power plant. The Power business also includes the 274 MW of wind power plants commissioned by HZL, 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shutdown of the 100,000 tpa aluminum smelter at Korba and 100 MW power plant at MALCO Energy Limited (“MEL”) situated at Mettur Dam in the State of Tamil Nadu in southern India.

The Group’s other activities include Vizag General Cargo Berth Private Limited (“VGCB”) in which the Group owns a 99.9% interest. Vizag port project includes the mechanisation of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbour of Vishakhapatnam port on the east coast of India. VGCB commenced operations in the fourth quarter of fiscal 2013.

These consolidated financial statements of the Group were authorized for issuance by SSL board of directors on December 24, 2014.

2. Basis of preparation of financial statements

a. Basis of preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by International Accounting Standards Board (“IASB”)

These unaudited condensed consolidated interim financial statements have been prepared using the same accounting polices as applied in the audited financial statement.

Basis of measurement

The unaudited condensed consolidated interim financial statements have been prepared on the historical cost convention and on an accrual cost basis, except for derivative financial instruments, short-term investments and available-for-sale financial investments which are measured at fair values at the end of each reporting period.

b. Going concern

The unaudited condensed consolidated interim financial statements have been prepared in accordance with the going concern basis of accounting.

c. Convenience translation

The unaudited condensed consolidated interim financial statements are presented in Indian Rupee, the functional currency of the Company. Solely for the convenience of readers, the unaudited condensed consolidated interim financial statements as at and for the period ended September 30, 2014 have been translated into US dollars (“$”) at the noon buying rate of $ 1.00 = Rs. 61.92 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2014. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.

d. Retrospective application related to income tax and deferred tax benefits from reorganisation

The Group has completed its re-organization transactions during the half year ended September 30, 2013. The entire Re-organisation Transactions falls within the purview of the common control business combination transactions. The transactions between entities under common control are scoped out of IFRS 3 and there is no authoritative literature for these transactions under IFRS. As a result, the Group adopted accounting principles similar to the pooling-of-interest method based on the predecessor values. As a result of such reorganization transactions, and in accordance with accounting policies adopted and applied as of March 31, 2014, certain income tax and deferred tax benefits arising from such reorganization transactions have been recognized retrospectively in the relevant fiscal years of 2011, 2012 and 2013. Accordingly, an amount aggregating to Rs. 19,668 million that was previously recognized as income in the six months ended September 30, 2013 has now been accounted for in the relevant fiscal years of 2011, 2012 and 2013, and profit after tax for the six months ended September 30, 2013 was reduced by Rs. 19,668 million.

e. Reclassification

Further certain foreign exchange charge in unaudited condensed consolidated interim statement of profit or loss for the half year ended September 30, 2013 has been reclassified to align with the current year classification. Such reclassification does not have any impact on the profit for the year.

3. Application of new and revised standards

During the interim period the following new accounting pronouncements were adopted for preparation of the interim consolidated financial statements.

(a)	During the interim period the following new standards, amendments to existing standards and interpretations have become applicable and adopted for preparation of the interim consolidated financial statements:

(i)	Amendments to IAS 36 Impairment of Assets: Recoverable amount disclosure for Non-Financial Assets:

The amendment requires the disclosure of the recoverable amount of an asset (or CGU) only in periods in which impairment is recorded or reversed in respect of that asset (or CGU). The amendment also expands and requires the disclosure when an asset’s (CGUs) recoverable amount is determined on the basis of fair value less disposal. This amendment is effective for annual periods beginning on or after 1 January 2014.

(ii)	Amendments to IAS 39 Financial Instruments: Recognition and measurement: Novation of Derivatives and Continuation of Hedge accounting

The amendment states that the novation of hedging instrument should not be considered an expiration or termination giving rise to discontinuation of hedge accounting when a hedging derivative is novated. It provides relief from discontinuing an existing hedging relationship when a novation that as not contemplated in the original hedging documentation meets specific criteria. This amendment is effective for annual periods beginning on or after 1 January 2014.

(iii)	Amendments to IAS 32 Financial Instruments: Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 (amended)–offsetting financial assets and liabilities do not change the current offsetting model in IAS 32. Current offsetting model requires an entity to offset a financial asset and financial liability in the statement of financial position only when the entity currently has a legally enforceable right of set-off and intends either to settle the asset and liability on a net basis or to realise the asset and settle the liability simultaneously. Through these amendments, IASB has clarified the meaning of ‘currently have a legally enforceable right to set off’ and ‘simultaneous realisation and settlement’.

The amendments clarify that to result in offset of a financial asset and financial liability, a right to set off must be available today rather than being contingent on a future event and must be exercisable by any of the counterparties. It must be legally enforceable in the normal course of business. This amendment is effective for annual periods beginning on or after 1 January 2014.

(iv)	Amendments to IFRS 10, IFRS 12 and IAS 27 (Oct 2012) Investment entities

The amendments define an investment entity and introduce an exception to consolidating the investment entities. These amendments require an investment entity to measure those subsidiaries at fair value through profit or loss in accordance with IFRS 9 Financial Instruments in its consolidated and separate financial statements. The amendments also introduce new disclosure requirements for investment entities in IFRS 12 and IAS 27. The amendments also introduce new disclosure requirements related to investment entities and provide scope exemption for investment entities from IFRS 3 Business Combinations. This amendment is effective for annual periods beginning on or after 1 January 2014.

(v)	IFRIC 21 Levies

IFRIC 21 provides guidance on recognition of a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. This interpretation clarifies that the obligating event that gives rise to a liability to pay a government levy is the activity that triggers the payment of levy as set out in the relevant legislation. An entity does not have constructive obligation to pay a levy that will be triggered by operating in a future period. However, it does not include income taxes, fines and other penalties, liabilities arising from emissions trading schemes and outflows within the scope of other Standards.

The adoption of these new accounting pronouncements has not had any significant impact on the amounts reported in the financial statements.

(b)	At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective and the Group is currently evaluating their impacts if any:

IFRS 9 “Financial Instruments” was issued by IASB in October 2010 as part of its project for revision of the accounting guidance for financial instruments. The new standard provides guidance with respect to classification and measurement of financial assets and financial liabilities. In July, 2014, IASB has published the final version of IFRS 9 ‘Financial Instruments’ bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. This version adds a new expected loss impairment model and limited amendments to classification and measurement for financial assets. The standard will be effective for annual periods beginning on or after January 1, 2018. with early application permitted.

IFRS 15 “Revenue from contracts with Customers” outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The standard replaces most current revenue recognition guidance, including industry-specific guidance. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively including service revenues and contract modifications and improve guidance for multiple-element arrangements. The new Standard will come into effect on January 1, 2017 with early application permitted.

Amendments to IFRS 11 “Acquisition of an interest in a joint operation” requires that when an entity acquires an interest in a joint operation in which the activity of the joint operation constitutes a business, as defined in IFRS 3, it shall apply, to the extent of its share in accordance with this standard, all of the principles on business combinations accounting in IFRS 3, and other IFRSs, that do not conflict with the guidance in this standard and disclose the information that is required in those IFRSs in relation to business combinations. The amendments are effective for annual periods beginning on or after 1 January 2016. Earlier application is permitted but corresponding disclosures are required. The amendments apply prospectively.

Amendment to IAS 16 “ Property, Plant and Equipment” and IAS 38 “ Intangible Assets” clarify the use of methods based on revenue to calculate the depreciation is not appropriate. This is because such methods reflects a pattern of generation of economic benefits that arise from the operation of the business of which an asset is part, rather than the pattern of consumption of an asset’s expected future economic benefits. Revenue is presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. The new Standard will come into effect on January 1, 2016 with early application permitted.

Amendments to IAS 19 (Revised 2011) Defined Benefit Plans: Employee Contributions clarify the requirements that relate to contributions to be attributed to the period of service whereby contributions from employees or third parties are linked to service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service, in those contributions, can, but are not required, to be recognised as a reduction in the service cost in the period in which the related service is rendered. This amendment is effective for annual periods beginning on or after July 1, 2014.

4. Investment and other income

For the half year ended September 30,	2013*	2014	2014
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Dividend income on financial assets held for trading	148	866	14.1
Fair value gain on financial assets held for trading	9,964	19,876	321.1
Interest income on bank deposits	4,108	3,383	54.6
Interest income on loans and receivables	4,295	2,503	40.4
Gain on sale of financial asset investments	116	—	—
Foreign exchange gain	12	162	2.5
Capitalisation of interest income(1)	—	(25)	(0.4)

	18,642	26,765	432.3

Notes:

(1)	Capitalisation of interest income relates to the income from temporary surplus funds, specifically borrowed to acquire/ construct qualifying assets.
*	refer note 2(d) and 2(e)

5. Finance and other costs

For the half year ended September 30,	2013*	2014	2014
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Interest on borrowings other than convertible notes(1)	28,125	28,018	452.5
Interest on convertible notes(1)	2,483	3,309	53.4
Bank charges	697	330	5.3
Unwinding of discount on provisions	335	513	8.3
(Gain)/loss on fair valuation of conversion option	253	—	—
Net foreign exchange loss on foreign currency borrowings	18,061	5,006	80.9
Other	574	2,421	39.1
Capitalisation of borrowing costs	(4,704)	(4,472)	(72.2)

	45,824	35,125	567.3

Notes:

(1)	Finance costs include Rs. 30,608 million and Rs. 31,327 million ($505.9 million) in respect of financial liabilities which are carried at amortised cost using the effective interest rate method for the half year ended September 30, 2013 and 2014 respectively.
*	refer note 2(d) and 2(e)

6. Income tax expense

The major components of income tax expense for the half year ended September 30, 2013 and 2014 are indicated below:

(a) unaudited condensed consolidated interim statements of income

For the half year ended September 30,	2013*	2014	2014
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Current tax:
Current tax on profit for the year	23,188	20,451	330.3
Charge/ (credit) in respect of current tax for earlier years	394	17	0.3

Total current tax	23,582	20,468	330.6

Deferred tax:
Origination and reversal of temporary differences	(4,435)	(10,772)	(173.2)

Total deferred tax	(4,435)	(10,772)	(173.2)

Tax expense for the year	19,147	9,747	157.4
Effective income tax rate (%)	74.2%	18.0%	18.0%

*	refer note 2(d)

7. Restricted cash and cash equivalents

Restricted cash and cash equivalents consist of the following:

	As at
	March 31, 2014	September 30, 2014	September 30, 2014
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Cash at banks	1,976	5,528	89.3
Short-term deposits	487	772	12.5

	2,463	6,300	101.8

Cash at banks is restricted in use as it relates to unclaimed deposits & debentures, dividends, escrow account for buyback of its own shares by Cairn and interest on debentures.

Restricted short term deposits include deposit created with bank to service interest cost on borrowings.

8. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As at
	March 31, 2014	September 30, 2014	September 30, 2014
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Cash at banks and in hand	6,185	15,014	242.5
Short-term deposits	6,775	20,867	337.0

	12,960	35,881	579.5

Short-term deposits are made for periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

9. Borrowings

Short-term borrowings represent borrowings with an original maturity of less than one year and current portion of long-term borrowings. Long-term borrowings represent borrowings with an original maturity of greater than one year.

Short-term borrowings consist of:

	March 31, 2014	September 30, 2014	September 30, 2014
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Banks and financial institutions	82,023	138,789	2,241.4
Current portion of long-term borrowings	79,705	72,014	1,163.0

Short-term and current portion of long term borrowings	161,728	210,803	3,404.4

Long-term borrowings consist of:

	March 31, 2014	September 30, 2014	September 30, 2014
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Banks and financial institutions	265,423	273,507	4,236.3
Non-convertible debentures	85,915	94,745	1420.4
Convertible notes	40,791	43,856	659.8
Loan from related party	234,016	165,047	3,702.1
Other	935	911	14.3

Long-term borrowings	627,080	578,066	9,335.7
Less: Current portion of long-term borrowings	(79,705)	(72,014)	(1163.0)

Long-term borrowings, net of current portion	547,375	506,052	8,172.7

Debt securities issued during the period

In August 2014, BALCO issued Non Convertible Debentures (NCD) of Rs 5,000 million ($80.7 million) to banks and other financial institutions bearing an interest rate 10.25% per annum. These debentures are secured by way of a paripassu charge on the fixed assets of BALCO and are due for repayment in August 2017.

In September 2014, Talwandi Sabo Power Limited issued NCD of Rs 3,000 million ($48.4 million) to a bank, bearing an interest rate of 9.60% per annum on US$19.5 million and 9.70% per annum on US$29.2 million and is due for repayment in September 2016 and September 2017 respectively.

During the previous years, TMHL has also taken Loan from Vedanta Resources Jersey II Limited amounting to $ 3,900 million at an average interest rate of 7.90%. The said loan is repayable from May 2016 to May 2023. Out of the said outstanding loan $ 1,215 million is prepaid during the tenure of June 2014 to September 2014. The outstanding balance as on March 31, 2014 and September 30, 2014 was $ 3,893.8 million and $ 2,678.8 million (Rs 165,871 million ).

10. Financial instruments

This section gives an overview of the significance of financial instruments for the Company and provides additional information on the unaudited condensed consolidated interim statements of financial position.

Financial assets and liabilities:

The following tables present the carrying value and fair value of each category of financial assets and liabilities as at September 30, 2014 and March 31, 2014.

As at September 30, 2014

	(Rs. in millions)							(US dollar in millions)
Financial assets	Cash	Held for trading	Loans and receivables	Available for sale financial assets	Derivatives used for hedging	Total carrying value	Total fair value	Total carrying value	Total fair value
Financial assets investments
— at fair value		—	—	337	—	337	337	5.4	5.4
Other non—current assets		—	8,384	—		8,384	8,308	135.4	131.1
Trade and other receivable		—	96,625	—	—	96,625	96,625	1,560.5	1,560.5
Short term investments								—	—
—Bank deposits		—	20,273	—	—	20,273	20,273	327.4	327.4
—Other investments		436,427	—	—	—	436,427	436,427	7,048.2	7,048.2
Derivative financial assets		—	—	—	1,743	1,743	1,743	28.1	28.1
Cash and cash equivalents including restricted cash	42,181	—	—	—	—	42,181	42,181	681.2	681.2

	42,181	436,427	125,282	337	1,743	605,970	605,894	9786.3	9,785.1

The unaudited condensed consolidated interim statements of financial position item “Trade and other receivables” include balances with governments authorities of Rs. 6,080 million ($ 98.2 million), prepayments of Rs. 1,974 million ($ 31.9 million), advance for supplies of Rs. 7,423 million ($ 119.9 million) and claims and other receivables of Rs. 9,019 million ($ 145.7 million) which are not financial assets and hence have been excluded from the above table.

The unaudited condensed consolidated interim statements of financial position item “Other non current assets” include balances with governments authorities of Rs. 2,126 million ($ 34.3 million), prepayments of Rs. 98 million ($ 1.6 million), and claims and other receivables of Rs. 2,086 million ($ 33.7 million) which are not financial assets and hence have been excluded from the above table.

As at September 30, 2014:

	Rs. in millions				(US dollar in millions)
Financial liabilities	Derivatives used for hedging	Amortised cost	Total carrying value	Total fair value	Total carrying value	Total fair value
Borrowings
—Short term (other than convertible notes)	—	166,987	166,987	166,987	2,696.8	2,696.8
—Long term	—	506,052	506,052	504,587	8,172.7	8,153.4
—Convertible notes	—	43,816	43,816	44,214	707.6	714.1
Acceptances	—	74,089	74,089	74,089	1,196.5	1,196.5
Trade and other payables	—	183,703	183,703	183,111	2,966.8	2,957.2
Derivative financial liabilities	4,017	—	4,017	4,017	64.9	64.9

Total	4,017	974,647	978,664	977,005	15,805.3	15,782.9

The unaudited condensed consolidated interim statements of financial position line item “Trade and other payables” include advances from customers of Rs. 2,888 million ($ 46.6 million), balances due to government authorities of Rs. 5,598 million ($ 90.4 million), other employees benefits of Rs. 3,771 million ($ 60.9 million) and other liabilities of Rs. 5,540 million ($89.5 million), which are not financial liabilities and hence have been excluded from the above table.

As at March 31, 2014:

	(Rs. in millions)
Financial assets	Cash	Held for trading	Loans and receivables	Available for sale financial assets	Derivatives used for hedging	Total carrying value	Total fair value
Financial assets investments
— at fair value	—	—	—	111	—	111	111
Other non—current assets	—	—	8,339	—	—	8,339	8,293
Trade and other receivable	—	—	76,717	—	—	76,717	76,717
Short term investments
—Bank deposits	—	—	115,339	—	—	115,339	115,339
—Other investments	—	402,676	—	—	—	402,676	402,676
Derivative financial assets	—	—	—	—	3,235	3,235	3,235
Cash and cash equivalents including restricted cash	15,423	—	—	—	—	15,423	15,423

	15,423	402,676	200,395	111	3,235	621,840	621,794

The unaudited condensed consolidated interim statements of financial position include balances with governments authorities of Rs. 6,360 million, prepayments of Rs. 1,380 million, advance for supplies of Rs. 6,957 million and claims and other receivable of Rs. 5,001 million which are not financial assets and hence have been excluded from the above table.

As at March 31, 2014:

	(Rs. in millions)
Financial liabilities	Derivatives used for hedging	Amortised cost	Total carrying value	Total fair value
Borrowings
—Short term (other than convertible notes)	—	120,937	120,937	120,937
—Long term	—	547,375	547,375	545,219
—Convertible notes	—	40,791	40,791	43,281
Acceptances	—	90,718	90,718	90,718
Trade and other payables	—	167,721	167,721	167,721
Derivative financial liabilities	9,195	—	9,195	9,195

Total	9,195	967,542	976,737	977,071

The unaudited condensed consolidated interim statements of financial position ” include advances from customers of Rs. 3,408 million and other payables which includes balances due to government authorities of Rs. 3,646 million, other employees benefits of Rs. 2,991 million and security deposits and other payables of Rs. 3,895 million which are not financial liabilities and hence have been excluded from the above table.

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The below tables summarise the categories of financial assets and liabilities as at September 30, 2013 and March 31, 2013 measured at fair value:

As at September 30, 2014	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
	(Rs. in millions)			(US dollars in millions)
Financial assets
At fair value through profit or loss
— Held for trading	436,427	—	—	7,048.2	—	—
— Derivative financial assets
— Commodity contracts	277	—	—	4.5	—	—
— Forward foreign currency contracts	—	331	—	—	5.4	—
— Forward foreign currency contracts	—	1,135	—	—	18.3	—
(Net investment in foreign operation)
Available-for-sale investments
—Financial asset investments held at fair value	337	—	—	5.4	—	—

	437,041	1,466	—	7,058.1	23.7	—

Financial liabilities
At fair value through profit or loss
—Derivative financial liabilities
—Commodity contracts	182	—	—	2.9	—	—
—Interest rate swap	—	894	—	14.4	—	—
—Forward foreign currency contracts	—	2,843	—	—	45.9	—
— Net investment in foreign operation	—	98	—	—	1.6	—
— Embedded derivative on convertible notes	—	—	—	—	—	—

	182	3,835	—	17.3	47.5	—

As at March 31, 2014	(Level 1)	(Level 2)	(Level 3)
	(Rs. in millions)
Financial assets
At fair value through profit or loss
— Held for trading	402,676	—	—
— Derivative financial assets
—Commodity contracts	402	—	—
— Forward foreign currency contracts	—	915	—
— Forward foreign currency contracts	—	1,918	—
(Net investment in foreign operation)
Available-for-sale investments
—Financial asset investments held at fair value	111	—	—

	403,189	2,833	—

Financial liabilities
At fair value through profit or loss
—Derivative financial liabilities
—Interest rate swap	—	1725	—
—Commodity contracts	86	—	—
—Forward foreign currency contracts	—	7,384	—

	86	9,109	—

Movement in the fair value of embedded derivative on convertible notes (Level 3 item):

As at,	March 31, 2014	September 30, 2014	September 30, 2014
	Rs. in millions	Rs. in Millions	US dollar in millions
As at beginning of the period	61	—	—
Charged/(income) to income statement	(61)	—	—

As at the end of the period	—	—	—

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged or settled in a current transaction between willing parties.

The following methods and assumptions were used to estimate the fair values:

•	Short-term marketable securities traded in active markets are determined by reference to quotes from the financial institutions; for example: Net asset value (NAV) for investments in mutual funds declared by mutual fund house.

•	Trade and other receivables (excluding deposits with governments and other prepayments), trade and other payables and short-term borrowings: Approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	Non current financial assets and financial liabilities: Either the carrying value approximates the fair value or fair value have been estimated by discounting the expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the appropriate credit spread.

•	Long-term fixed-rate and variable-rate borrowings: Fair value has been determined by the Company based on parameters such as interest rates, specific country risk factors, and the risk characteristics of the financed project. For all other long-term fixed-rate and variable-rate borrowings, either the carrying amount approximates the fair value, or fair value have been estimated by discounting the expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the appropriate credit spread.

•	Derivative contracts: The Company enters into derivative contracts with various counterparties, principally financial institutions with investment grade credit ratings. Forward foreign currency contracts are valued using valuation techniques with market observable inputs. The most frequently applied valuation techniques for such derivatives include forward pricing using present value calculations, foreign exchange spot and forward premium rates. Commodity contracts are valued using the forward LME rates of commodities actively traded on the listed metal exchange i.e. London Metal Exchange, United Kingdom (U.K.).

The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and the value of other financial instruments recognised at fair value.

The estimated fair value amounts as at September 30, 2014 have been measured as at that date. As such, the fair values of these financial instruments subsequent to reporting date may be different than the amounts reported at each year-end. There were no transfers between Level 1 and Level 2 during the year.

11. Shareholders’ equity

As at September 30, 2014 the authorised share capital of SSL comprised 51,260,000,000 equity shares with a par value of Re 1 each.

SSL’s issued equity share capital was Rs. 2,965 million and Rs. 2,965 million ($47.4 million) as at March 31, 2014 and September 30, 2014, respectively, consisting of 2,965,004,871 equity shares.

Retained earnings includes amongst others, a general reserve, debenture redemption reserve and preference share redemption reserve.

General reserves

Under the Indian Companies Act, a general reserve is created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers is to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the Company for that year, then the total dividend distribution is less than the total distributable results for that year. The balances in the standalone financial statements of SSL’s general reserves, as determined in accordance with applicable regulations, were Rs. 119,265 million ($1,945.9 million) as at September 30, 2014.

Debenture redemption reserve

The Indian Companies Act requires companies that issue debentures to create a debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain 25% as a reserve of outstanding redeemable debentures. The amounts credited to the debenture redemption reserve may not be utilised except to redeem debentures. Retained earnings of the standalone financial statements of SSL as at September 30, 2014 include Rs. 5,059 million ($ 81.7 million) of debenture redemption reserve.

Preference share redemption reserve

The Indian Companies Act provides that companies that issue preference shares may redeem those shares from profits of the Company which otherwise would be available for dividends, or from proceeds of a new issue of shares made for the purpose of redemption of the preference shares. If there is a premium payable on redemption, the premium must be provided for, either by reducing the additional paid in capital (securities premium account) or net income, before the shares are redeemed.

If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the capital redemption reserve account. This amount should then be utilised for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of SSL. Retained earnings of the standalone financial statements of SSL include Rs. 769 million ($12.4 million) of preference share redemption reserve as at September 30, 2014.

Dividends

Each equity share holder is entitled to dividends as and when SSL declares and pays dividends after obtaining shareholder approval / board approval in case of an interim dividend. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

On October 31, 2013 the board of directors of SSL declared an interim dividend of Rs. 1.50 ($0.03) per equity share for the year ended March 31, 2014. The dividend amounting to Rs. 4,447 million has been paid on November 13, 2013.

On April 29, 2014 the board of directors of SSL recommended a final dividend of Rs. 1.75 ($0.03) per equity share for the year ended March 31, 2014, which was approved by the shareholders’ at the annual general meeting, held on July 11, 2014. The dividend amounting to Rs. 5,188 million ($86.5 million) has been paid on July 15, 2014.

On October 29, 2014 the board of directors of SSL declared an interim dividend of Rs. 1.75 ($0.03) per equity share for the year ended March 31, 2015. The dividend amounting to Rs. 5,189 million ($83.8 million) has been paid on November 03, 2014.

Dividends are payable from the profits determined under Indian GAAP.

Under Indian law, a company is allowed to pay dividends in excess of 10.0% of its paid-up capital in any year from profits for that year only if it transfers a specified percentage of the profits of that year to reserves. The Company makes such transfers to general reserves.

If profits for a year are insufficient to declare dividends, dividends for that year may be declared and paid out from accumulated profits on the following conditions:

•	the rate of dividend to be declared shall not exceed the average of the rates at which dividends were declared in the five years immediately preceding that year or 10.0% of the company’s paid-up share capital, whichever is less;

•	the total amount to be drawn from the accumulated profits earned in previous years and transferred to reserves shall not exceed an amount equal to one-tenth of the sum of the company’s paid-up share capital and net reserves, and the amount so drawn shall first be utilised to set off the losses incurred in the financial year before any dividend in respect of preference or equity share is declared; and

•	the balance of reserves after such withdrawal shall not fall below 15.0% of the company’s paid-up share capital.

12. Earnings per share (“EPS”)

The following reflects the income and share data used in the basic and diluted earnings per share computations:

Computation of weighted average number of shares

For the period ended September 30,	2013	2014
Weighted average number of ordinary shares for basic earnings per share	2,965,004,871	2,965,004,871
Effect of dilution:
Convertible notes	—	—

Adjusted weighted average number of ordinary shares for diluted earnings per share	2,965,004,871	2,965,004,871

Computation of basic and diluted earnings per share

Basic earnings per share:

For the period ended September 30,	2013*	2014	2014
	(Rs. in million except EPS data)
Profit for the period attributable to equity holders of the parent	(9,726)	21,214	342.6
Weighted average number of ordinary shares for basic earnings per share	2,965,004,871	2,965,004,871	2,965,004,871

Earnings per share	(3.28)	7.15	0.1

Diluted earnings per share:

For the period ended September 30,	2013*	2014	2014
	(Rs. in million except EPS data)
Profit for the period attributable to equity holders of the parent	(9,726)	21,214	342.6
Adjustment in respect of convertible notes	—	—	—

Profit for the period after dilutive adjustment	(9,726)	21,214	342.6
Adjusted weighted average number of ordinary shares for diluted earnings per share	2,965,004,871	2,965,004,871	2,965,004,871

Earnings per share	(3.28)	7.15	0.1

The Company has excluded the following shares underlying the convertible note from the calculations of dilutive earnings per share because their inclusion would have been anti-dilutive.

For the half year ended September 30,	2013	2014
Shares excluded from the calculation of dilutive EPS	81,442,560	81,442,560

*	refer note 2(d)

13. Options to acquire subsidiary’s shares

a. Call option — HZL

In pursuance to the Government of India’s policy of disinvestment and the Share Purchase Agreement and a Shareholder’s Agreement (SHA) both dated April 4, 2002 entered into with the Government of India, the Group acquired 26% equity interest in HZL. Under the terms of the SHA, the Group had two call options to purchase all of the Government of India’s shares in HZL at fair market value. The Group exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital. The Group also acquired additional 20% of the equity capital in HZL through an open offer, increasing its shareholding to 64.9%. The second call option provides Group the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option is subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. The Group exercised the second call option via its letter dated July 21, 2009. The Government of India disputed the validity of call option and has refused to act upon the second call option. Consequently the Group invoked arbitration and filed a statement of claim. The arbitration proceedings are under progress in early stages. The next date of hearing is fixed on February 23, 2015.

b. Call option — BALCO

The Group purchased a 51.0% holding in BALCO from the Government of India on March 2, 2001. Under the terms of the shareholder’s agreement (“SHA”) for BALCO, the Group has a call option that allows it to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 2, 2004. The Group exercised this option on March 19, 2004. However, the Government of India has contested the valuation and validity of the option and contended that the clauses of the SHA violate the provision of Section 111A of the (Indian) Companies Act, 1956 by restricting the rights of Government of India to transfer its shares and that as a result such provisions of the SHA were null and void. Subsequently the Group referred the matter to arbitration as provided in the SHA and the majority award of the arbitral tribunal rejected the claims of the Group on the ground that the clauses relating to the call option, the right of first refusal, the “tag-along” rights and the restriction on the transfer of shares violate the (Indian) Companies Act, 1956 and are not enforceable.

The Group challenged the validity of the majority award under section 34 of the Arbitration and Conciliation Act, 1996 in the High Court of Delhi and sought for setting aside the arbitration award to the extent that it holds these clauses ineffective and inoperative. The Government of India also filed an application before the High Court of Delhi to partially set aside the arbitral award in respect of certain matters involving valuation. The High Court of Delhi passed an order dated August 10, 2011 directing our application and the application by the Government of India to be heard together as they arise from a common arbitral award. The matter is currently pending before the High Court of Delhi and scheduled for final hearing on February 9, 2015.

On January 9, 2012, the Group offered to acquire the Government of India’s interests in HZL and Balco for $2,577.7 million and $295.5 million, respectively. The Group has, by way of letters dated April 10, 2012 and July 6, 2012, sought to engage with the Government of India on the same terms as the offer. This offer was separate from the contested exercise of the call options, and proposed to withdraw the ongoing litigations in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the Government of India and therefore there is no certainty that the acquisition will proceed.

SSL continue to include the shareholding in the two companies HZL and BALCO, in respect of which the SSL has a call option as non-controlling interest.

In view of the lack of resolution on the options, the non-response to the exercise and valuation request from the Government of India, the resultant uncertainty surrounding the potential transaction and the valuation of the consideration payable, the Group considers the strike price of the options to be at fair value, which is effectively nil, and hence the call options have not been recognised in the financial statements.

14. Commitments, contingencies, and guarantees

In the normal course of business, the Group enters into certain capital commitments and also gives certain financial guarantees. The aggregate amount of indemnities and other guarantees on which the Company does not expect any material losses, was Rs. 86,753 million and Rs. 83,882 million ($1,354.7 million) as at March 31, 2014 and September 30, 2014 respectively.

a. Commitments and contingencies

i. Commitments

Capital commitments

The Group had significant capital commitments as at March 31, 2014 and September 30, 2014 amounting to Rs. 168,771 million and Rs. 166,083 million ($2,682.2 million) respectively, related primarily to capacity expansion projects, including commitments amounting to Rs. 8,635 million ($139.5 million) (March 31, 2014 Rs. 10,424 million) for its commercial power generation business, Rs. 38,649 million ($624.2 million) (March 31, 2014 Rs. 41,720 million) for capacity expansion at its aluminium business , Rs. 21,456 million ($346.5 million) (March 31, 2014 Rs. 26,849 million) for capacity expansion at HZL, Rs. 14,022 million ($226.5 million) (March 31, 2014 Rs. 14,219 million) at its copper business and Rs.82,143 million ($1,326.6 million) (March 31, 2014 Rs.74,230 million) at Cairn India.

Export obligations

The Group had export obligations of Rs.227,769 million and Rs.220,348 million ($3558.6 million) as at March 31, 2014 and September 30, 2014 respectively on account of concessional rates of import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India which is to be fulfilled over the next eight years. If the Company is unable to meet these obligations, its liability would be Rs. 34,589 million ($558.6 million) (March 31, 2014 Rs. 36,843 million) reduced in proportion to actual exports. Due to the remote likelihood of the Group being unable to meet its export obligations, the Group does not anticipate a loss with respect to these obligations and hence has not made any provision in its unaudited condensed consolidated interim financial statements.

ii. Contingencies

Certain of the Group’s operating subsidiaries have been named as parties to legal actions by third party claimants, and by the Indian sales tax, excise and related tax authorities for additional sales tax, electricity cess, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the Group’s tax returns. As at March 31, 2014 and September 30, 2014, the total claim related to these liabilities is Rs. 19,108 million and Rs.17,603 million ($284.3 million) respectively. The Group has evaluated these contingencies and estimated that some of these claims are probable of resulting in a loss and hence has recorded Rs.263 million and Rs.263 million ($4.2 million) as current liabilities as at March 31, 2014 and September 31, 2014 respectively. Additionally, certain of the Group’s operating subsidiaries have been issued demands by the income tax authorities, principally in respect of tax holiday and disallowances of expenditure relating to exempt income etc. amounting to Rs 31,776 million and Rs 47,569 million ($768.2 million) as at March 31, 2014 and September 30, 2014, respectively.

The claims by third party claimants amounted to Rs. 35,567 million and Rs. 39,510 million ($638.1 million) as at March 31, 2014 and September 30, 2014 respectively. The Group has evaluated these contingencies and estimated that some of these claims are probable of resulting in a loss and hence has recorded Rs. 1,408 million and Rs. 3,529 million ($57.0 million) as current liabilities as at March 31, 2014 and September 30, 2014 respectively.

The Group has evaluated these contingencies and estimated that the likelihood of these disputes becoming an obligation is remote and as a result, will not have any material effect on Group’s financial conditions or results of operations.

b. Guarantees

The Group has given guarantees in the normal course of business as stated below:

•	Guarantees including corporate guarantees on the issuance of customs and excise duty bonds amounting to Rs. 33,141 million and Rs. 30,482 million ($492.3 million) for the import of goods, including capital equipment at concessional rates of duty as at March 31, 2014 and September 30, 2014 respectively. The Group does not anticipate any liability on these guarantees.

•	A bank guarantee amounting to AUD 6.1 million (Rs. 329 million or $5.3 million) as at September 30, 2014 (March 31, 2014 AUD 6.1 million or Rs. 340 million), in favour of the Ministry for Economic Development, Energy and Resources, Tasmania, Australia as a security against rehabilitation liabilities on behalf of CMT. The same guarantee is backed up by the issuance of a corporate guarantee of AUD 6.1 million (Rs.329 million or $5.3 million). These liabilities have been fully recognized in the Group’s unaudited condensed consolidated interim financial statements. The Group does not anticipate any additional liability on these guarantees.

•	Bank indemnity guarantees amounting to AUD 4.6 million (Rs. 253 million or $4.1 million) as at September 30, 2014 (March 31, 2014 AUD 4.6 million or Rs. 257 million), in favour of the State Government of Queensland, Tasmania, Australia, as security against rehabilitation liabilities that are expected to occur at the closure of the mine on behalf of Thalanga Copper Mines Proprietary Limited (“TCM”). The same guarantees are backed up by the issuance of a corporate guarantee of AUD 4.6 million (Rs. 253 million or $4.1 million). The environmental liability has been fully recognized in the Group’s unaudited condensed consolidated interim financial statements. The Group does not anticipate any additional liability on these guarantees.

•	Bank indemnity guarantees amounting to ZAR 20.2 million (Rs. 110 million or $1.8 million) as at September 30, 2014 (March 31, 2014 ZAR 20.2 million or Rs. 115 million), in favour of the Department of Mineral Resources, South Africa as a security against rehabilitation liabilities on behalf of BMM. The environmental liability has been fully recognized in the Group’s unaudited condensed consolidated interim financial statements. The Group does not anticipate any additional liability on these guarantees.

•	Performance bank guarantees amounting to Rs. 5,418 million and Rs. 5,322 million ($86.0 million) as at March 31, 2014 and September 30, 2014 respectively. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging up to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The Group does not anticipate any liability on these guarantees.

•	Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as at March 31, 2014 and September 30, 2014 was Rs. 6,201 million and Rs.7,766 million ($125.4 million) respectively. The Company has also issued bank guarantees in the normal course of business for an aggregate value of Rs. 2,514 million and Rs. 4,232 million ($68.4 million) for litigation, against provisional valuation of custom duty and for other as at March 31, 2014 and September 30, 2014 respectively. The Group does not anticipate any liability on these guarantees.

•	Bank guarantee of Rs 1,150 million ($18.6 million) has been provided by the Group on behalf of Volcan Investment Limited on behalf of Income tax department, India as a collateral in respect of certain tax disputes.

•	Performance guarantees for committed cumulative mandated work program of Rs. 976 million ($15.8 million) as at September 30, 2014 (Rs. 1,351 million as at March 31, 2014) and also for obligations arising out of various statutes while carrying out Petroleum Operations to the Government of India, Ministry of Petroleum and Natural Gas and The Director General of Customs, Sri Lanka against its performance in respect of MB-DWN-2009/1, KG-OSN-2009/3, SL-2007-01-001, CB-ONN-2002/1, GV-ONN-2002/1 and PR-OSN-2004/1 blocks as required under the respective Production Sharing Contracts (PSCs) / Production Resource Agreements (PRAs). These guarantees are issued in the normal course of business and are valid till the time obligations under the each PSCs/PRAs are met. These guarantees are enforceable if the terms and conditions of the respective PSCs/PRAs are not met and potential liability shall be both, performance and obligations.

The Group’s outstanding guarantees cover obligations aggregating Rs. 49,910 million and Rs. 49,293 million ($796.1 million) as at March 31,2014 and September 30, 2014 respectively, the liabilities for which have not been recorded in its unaudited condensed consolidated interim financial statements.

c. Other matters

i)

ASARCO had filed a suit in the Bankruptcy Court of the Southern District of Texas against SSL and Sterlite USA for alleged breach of the Purchase and Sale agreement signed in May 2008. The Bankruptcy Court heard the matter and vide its order dated final judgement of February 27, 2012, has ruled that ASARCO is entitled to a gross amount of $ 132.8 million in incidental damages. This amount shall be reduced by US$ 50 million paid by SSL to ASARCO in December 2009, making ASARCO entitled for a net amount of US$ 82.8 million. SSL and Sterlite USA has filed notice of appeal against this judgment, the hearing of which is in progress. In the interim, the Bankruptcy Court passed an order requiring SSL to turnover an amount or other property of SSL equivalent to $ 82.8 million plus costs incurred for enforcement of the order. The order also provides an injunction whereby pending the payment of judgement amount, SSL, its employees, agents, joint venturers and person acting in concert are restrained and enjoined from transferring, concealing or disposing of all its non-exempt property including any present and future dividends and distribution payable to our shareholders traded as ADR. SSL has applied to the Reserve Bank of India seeking permission remit money and during October 2014 received the permission. Subsequently, pursuant to a settlement agreement entered on October 17, 2014 between the parties, the Company paid the approved amount to ASARCO and the parties have settled all their claims against each other in this matter. Accordingly all pending appeals have been withdrawn by the Group and ASARCO, all enforcement actions have been terminated by ASARCO and the Turnover Order has been vacated by the US Bankruptcy Court.

ii)	In an appeal filed by the Group against the closure order of the Tuticorin Copper smelter by Tamilnadu Pollution Control Board (“TNPCB”), the appellate authority National Green Tribunal (“NGT”) passed an interim order on May 31, 2013 allowing the copper smelter to recommence operations and appointed an Expert Committee to submit a report on the plant operations. Post the interim order, the plant recommenced operations on June 23, 2013 and therefore the plant remained closed for the major duration of the first quarter of fiscal 2014 impacting the revenue and profits of the copper segment. The Expert Committee submitted a report on the operations of the plant stating that the plant’s emission were within prescribed standards and based on this report, NGT ruled on July 15, 2013 that the Copper smelter could continue its operations. The NGT also ordered that the recommendations made by the Expert Committee be implemented in a time bound manner. The Group has implemented all of the recommendations during the year. TNPCB has filed an appeal against the order of the NGT before the Supreme Court of India, which is yet to be listed for hearing.

iii)	In March 2014, Cairn received a show cause notice from the Indian Tax Authorities (“Tax Authorities”) for not deducting withholding tax on the payments made to Cairn UK Holdings Limited (“CUHL”) UK, for acquiring shares of Cairn India Holdings Limited (“CIHL”). Tax Authorities have stated in the said notice that a short term capital gain of Rs. 245,035 million accrued to CUHL on transfer of the shares of CIHL to the Cairn, in financial year 2006-2007, on which tax should have been withheld by Cairn. Cairn believes that the transaction is not liable for any withholding tax on account of retrospective amendment by insertion of Explanation 5 to Section 9(1) (i) of India Income Tax Act, 1961 and Cairn intends to defend its position before the Tax Authorities. Cairn has, accordingly filed reply to the above notice in April 2014 and is cooperating with the Tax Authorities.

iv)	TSPL has entered into a long-term Power Purchase Agreement (PPA) with Punjab State Power Corporation Limited (PSPCL) for supply of power. Due to delay in fulfillment of certain obligations by PSPCL as per the PPA, other related reasons and force majeure events, there has been a delay in implementation / completion of the project as compared to the PPA timelines. TSPL has received notices of claims from PSPCL seeking payment of Liquidated Damages (LD) of Rs. 3,176 million (maximum) each for delay in commissioning of Unit I, II and III totaling to Rs. 9,529 million.

During the half year ended September 30, 2014, PSPCL invoked the Performance Bank Guarantee of Rs. 1500 million to recover the LD on account of delay in COD of 1st Unit. TSPL has also filed a petition at Punjab State Electricity Regulatory Commission (PSERC) for adjudication of above dispute, which has been admitted and PSPCL has been directed to file reply. The Group has filed a civil writ petition before the High Court of Punjab against the bank guarantee invocation, which has been stayed till further orders. The Group has been legally advised by its advisors who have opined that such claims for LD from PSPCL are unsustainable.

Accordingly, on the basis of facts of the situation backed by legal opinion, no provision is considered necessary at this stage.

15. Segment information

The Group is a diversified natural resource company engaged in exploring extracting and processing minerals and oil and gas. The Group produce zinc, lead, silver, copper, aluminium, iron ore, oil & gas and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka. The Company is also in the business of commercial power generation and port operations in India. The Company has eight reportable segments: zinc India, zinc international, oil & gas, iron ore, copper, aluminum, power, and other. The management of the Company is organized by its main products: copper, zinc, aluminum, iron ore, oil & gas and power. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Group’s chief operating decision maker (“CODM”). Segment profit amounts are evaluated regularly by the Board which has been identified as the CODM in deciding how to allocate resources and in assessing performance.

Zinc India

The Group’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at September 30, 2014. HZL’s operations include five lead-zinc mines, four zinc smelters, two lead smelters, one lead-zinc smelter, seven sulphuric acid plants, a silver refinery and six captive power plants in the State of Rajasthan in Northwest India and one zinc ingot melting and casting plant at Haridwar and one silver refinery, one zinc ingot melting and casting plant and one lead ingot melting and casting plant at Pantnagar in the State of Uttarakhand in North India.

Zinc International

The Group’s zinc international business is comprised of Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the operational Black Mountain mine and the Gamsberg mine project which is in exploration stage, located in South Africa. The Group has 100% interest in Skorpion, 74% interest in BMM and 100% interest in Lisheen as at September 30, 2014.

Oil and gas

The Group’s oil and gas business is owned and operated by Cairn and engaged in business of exploration and development and production of oil & gas, in which the Group has 59.9% interest as at September 30, 2014. Cairn has a diversified asset base with nine blocks, one in state of Rajasthan in India, two on the west coast of India, four on the east coast of India, one in Sri Lanka and one in South Africa.

Iron ore

The Group’s iron ore business in India is wholly owned by SSL and by Sesa Resources Limited, a wholly owned subsidiary of SSL and consists of exploration, mining and processing of iron ore, manufacturing of pig iron and metallurgical coke and generation of power. The mining operations are carried out at Codli group of mines and the Sonshi group of mines in state of Goa and Narrain mines situated at state of Karnataka in India. Metallurgical Coke and Pig Iron operations are carried in state of Goa in India. Iron ore business also has a power plant in state of Goa in India for captive use. The Group’s iron ore business includes Western Cluster Limited (“WCL”) in Liberia which has iron ore assets and is wholly owned by the Group. WCL’s assets include development rights to western cluster and a network of iron ore deposits in West Africa.

Copper

The Group’s copper business is owned and operated by SSL, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and two captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Group owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT, which provides a small percentage of the copper concentrate requirements, and a precious metal refinery and copper rod plant in Fujairah through its subsidiary Fujairah Gold FZC in the UAE.

Aluminum

The Group’s aluminium business is owned and operated by SSL and by Bharat Aluminium Company Limited (“BALCO”) in which it has a 51% interest as on September 30, 2014. SSL aluminium operations include a refinery and a 90 MW captive power plant at Lanjigarh and a smelter and a 1215 MW captive power plant at Jharsuguda both situated in the State of Orissa in India. SSL aluminium is also setting up 1.25 million tonnes smelter at Jharsuguda and the refinery expansion project being set up at Lanjigarh is currently on hold. BALCO’s operations include two bauxite mines, two power plants (of which one is used to produce power for captive consumption), and refining, smelting and fabrication facilities in Central India.

Power

The Group’s power business is owned and operated by SSL and by Talwandi Sabo Power Limited (“TSPL”), a wholly owned subsidiary of SSL which are engaged in the power generation business in India. SSL power operations include 2,400 MW (four units of 600 MW each) thermal coal-based commercial power facility at Jharsuguda in the State of Orissa in Eastern India and all four units of 600 MW are currently operational. TSPL had signed a power purchase agreement with the Punjab State Power Corporation Limited (“PSPCL”) for the establishment of 1,980 MW (three units of 660 MW each) thermal coal-based commercial power facilities and is a development stage enterprise in the process of constructing the power plant. The Power business also includes the 274 MW of wind power plants commissioned by HZL, 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shutdown of the 100,000 tpa aluminum smelter at Korba and 100 MW power plant at MALCO Energy Limited (“MEL”) situated at Mettur Dam in the State of Tamil Nadu in southern India.

Other

The Group’s other activities include Vizag General Cargo Berth Private Limited (“VGCB”) in which the Group owns a 99.9% interest. Vizag port project includes the mechanisation of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbour of Vishakhapatnam port on the east coast of India. VGCB commenced operations in the fourth quarter of fiscal 2013.

The accounting policies of the reportable segments are the same as the Group’s accounting policies. The operating segments reported are the segments of the Group for which separate financial information is available. Segment profit (Earnings before interest, depreciation and amortization, share in loss of associate and tax) amounts are evaluated regularly by the Board that has been identified as its CODM in deciding how to allocate resources and in assessing performance. The Company’s financing (including finance costs and finance income) and income taxes are reviewed on an overall basis and are not allocated to operating segments as is the Company’s share in loss of associate. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties except from power segment sales amounting to Rs. 1,060 million and Rs.2,534 million ($40.9 million) which is at cost for the half year ended September 30, 2013 and 2014 respectively.

The following table presents revenue and profit information and certain assets information regarding the Company’s business segments for the half year ended September 30, 2013 and 2014 and for the year ended March 31, 2014.

For the six months ended September 30, 2013*

	Copper	Zinc India	Zinc International	Aluminum	Power	Iron Ore	Oil and Gas	Others	Elimination	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)

Revenue
Sales to external customers	72,613	62,514	20,839	51,663	20,363	8,245	87,184	447	—	323,868
Inter-segment sales	150	831	—	85	1,151	—	—	—	(2,217)	—

Segment revenue	72,763	63,345	20,839	51,748	21,514	8,245	87,184	447	(2,217)	323,868
Cost of sales and expenses	(68,351)	(30,843)	(13,947)	(45,414)	(17,567)	(9,308)	(25,949)	(334)	2,217	(209,496)

Segment profit	4,412	32,502	6,892	6,334	3,947	(1,063)	61,235	113	—	114,372
Depreciation and amortization	(1,218)	(3,287)	(6,951)	(5,176)	(3,023)	(1,024)	(40,579)	(120)	—	(61,378)

Operating profit	3,194	29,215	(59)	1,158	924	(2,087)	20,656	(7)	—	52,994

Investment and other income										18,642
Finance and other costs										(45,824)

Profit before tax										25,812
Income Tax expense										(19,147)

Profit for the year										6,665

*	refer note 2(d) and 2(e)

For the year ended March 31, 2014

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)

Revenue
Sales to external customers	205,577	131,980	40,156	107,790	35,076	16,516	187,103	1,045	—	725,243
Inter-segment sales	302	831	—	199	2,562	42	—	33	(3,969)	—

Segment revenue	205,879	132,811	40,156	107,989	37,638	16,558	187,103	1,078	(3,969)	725,243
Cost of Sales and expenses	(194,450)	(64,169)	(27,327)	(91,858)	(30,209)	(19,258)	(47,650)	(1,335)	3,969	(472,287)

Segment profit	11,429	68,642	12,829	16,131	7,429	(2,700)	139,453	(257)	—	252,956
Depreciation and amortization	(2,553)	(6,946)	(7,472)	(10,484)	(5,935)	(2,776)	(85,511)	(210)	—	(121,887)
Impairment	—	—	(2,873)	(668)	—	—	—	—	—	(3,541)

Operating profit	8,876	61,696	2,484	4,979	1,494	(5,476)	53,942	(467)	—	127,528
Investment and other income										42,165
Finance and other costs										(72,821)

Profit before tax										96,872

Assets and liabilities
Assets
Segment assets	81,697	127,960	47,469	408,644	190,735	118,034	963,950	9,311	—	1,947,800
Financial assets investments										111
Deferred tax asset										73,082
Short-term investments										518,015
Cash and cash equivalent										15,423
Loan to related parties										163
Current tax asset- non-current										22,616
Current tax asset										4,729

Total assets										2,581,939

Liabilities
Segment liability	86,276	15,541	13,224	65,300	34,865	13,240	77,719	8,181	—	314,346
Short-term borrowings										161,728
Current tax liabilities										6,278
Long-term borrowings										547,375
Deferred tax liabilities										289,869

Total liabilities										1,319,596

c. For the half year ended September 30, 2014

	Copper	Zinc India	Zinc International	Aluminum	Power	Iron Ore	Oil and Gas	Others	Elimination	Total	Total
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)

Revenue
Sales to external customers	110,261	65,856	18,480	58,506	15,950	10,477	84,491	769	—	364,790	5,891.3
Inter-segment sales	1,099	—	—	152	3,098	363	—	93	(4,805)	—	—

Segment revenue	111,360	65,856	18,480	58,658	19,048	10,840	84,491	862	(4,805)	364,790	5,891.3
Cost of sales and expenses	(104,815)	(32,717)	(12,879)	(48,144)	(12,524)	(11,943)	(24,546)	(684)	4,805	(243,447)	(3,931.7)

Segment profit	6,545	33,139	5,601	10,514	6,524	(1,103)	59,945	178	—	121,343	1,959.6
Depreciation and amortization	(1,515)	(3,696)	(3,436)	(5,346)	(2,891)	(1,035)	(40,881)	(139)	—	(58,939)	(951.9)

Operating profit	5,030	29,443	2,165	5,168	3,633	(2,138)	19,064	39	—	62,404	1,007.7

Finance and other costs										(35,125)	(567.3)
Investment and other income										26,765	432.3

Profit before tax										54,044	872.7
Income Tax expense										(9,747)	(157.4)

Profit for the year										44,297	715.3

Assets and liabilities
Assets
Segment assets	92,798	141,409	43,690	411,966	187,787	114,034	993,590	8,501	—	1,993,775	32,199.2
Financial assets investments										337	5.4
Deferred tax asset										72,974	1,178.5
Loan to related party										163	2.6
Short-term investments										456,700	7,375.6
Cash and cash equivalent										35,881	579.5
Restricted Cash and cash equivalent										6,300	101.8
Tax asset										25,424	410.6

Total assets										2,591,554	41,853.2

Liabilities
Segment liability	79,196	16,967	12,058	62,431	30,587	9,071	82,451	7,567	—	300,328	4,850.4
Short-term borrowings										210,803	3,404.4
Current tax liabilities										6,526	105.4
Long term borrowings										506,052	8,172.7
Deferred tax liabilities										285,645	4,613.1

Total liabilities										1,309,354	21,146.0

16. Related party transactions

Ultimate controlling party

As at September 30, 2014, the Group is majority owned by Twin Star Holdings Limited, Finsider International Company Limited, West Globe Limited and Welter Trading Limited which are in turn wholly-owned subsidiaries of Vedanta Resources Plc (Intermediate Holding Company). The ultimate controlling party of the Group is Volcan Investments Limited (“Volcan”), which is controlled by persons related to the Chairman Emeritus, Mr. Anil Agarwal. Volcan Investment Limited, Twin Star Holdings Limited, Finsider International Company Limited, West Globe Limited and Welter Trading Limited do not produce Group financial statements.

List of related parties and relationships

The Group enters into transactions in the normal course of business with its related parties, including its parent Vedanta, and the companies over which it has significant influence. A summary of significant related party transactions for the half year ended September 30, 2013 and 2014 and closing balances as at March 31, 2014 and September 30, 2014 as noted below.

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year. The significant transactions relate to the normal sale and purchase of goods and loans and investments. All inter-company transactions and balances are eliminated on consolidation.

A)	Entities Controlling the Company (Holding Companies)

•	Volcan Investments Limited (‘Volcan’)

•	Vedanta Resources Plc. (‘Vedanta’)

•	Vedanta Resources Holdings Limited (‘VRHL’)

•	Twin Star Holdings Limited (‘TSHL’)

•	Finsider International Company Limited (‘Finsider’)

•	Westglobe Limited (‘Westglobe’)

•	Welter Trading Limited (‘Welter’)

•	Richter Holdings Limited (‘Richter’)

•	Vedanta Resources Finance Limited

•	Vedanta Resources Cyprus Limited

B)	Fellow subsidiaries

•	Konkola Copper Mines (‘KCM’)

•	Vedanta Resources Jersey II Limited (‘VRJ2’)

•	Vedanta Jersey Investments Limited (‘VJIL’)

•	Sterlite Technologies Limited (‘STL’)

•	Sterlite Iron and Steel Company Limited (‘SISCOL’)

•	Sterlite Grid Limited

C)	Other Related Parties

•	Sesa Community Development Foundation

•	Vedanta Medical Research Foundation (‘VMRF’)

•	Vedanta Foundation

•	Anil Agarwal Foundation Trust

•	Public and Political Awareness Trust (‘PPAT’)

•	Balco Employees Provident Fund Trust

•	Hindustan Zinc Ltd Employees Contributory Provident Fund Trust

•	Sesa Group Employees Provident Fund

D)	Key Managerial Personnel

•	Mr. Anil Agarwal, Chairman Emeritus

•	Mr. Navin Agarwal, Executive Chairman

•	Mr. Tarun Jain, Whole Time Director

•	Mr. M. S. Mehta (Chief Executive Officer up to March 31, 2014)

•	Mr. D. D. Jalan (Chief Financial Officer w.e.f. April 1, 2014)

•	Mr. P. K. Mukherjee (Executive Director up to March 31, 2014)

•	Mr. Amit Pradhan, Executive Director (resigned w.e.f. August 18, 2013)

•	Mr. Thomas Albanese (Chief Executive Officer w.e.f. April 1, 2014)

E)	Relative of Key Managerial Personnel

•	Mr. Agnivesh Agarwal (Son of Mr. Anil Agarwal)

	For the Half Year ended Sep 30,
	2013	2014	2014
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Sales
STL	4,281	2,696	43.5

Total	4,281	2,696	43.5

Purchases of goods/services
KCM	6,150	7,094	114.6
STL	12	31	0.5

Total	6,162	7,125	115.1

Interest income / (Finance costs)
VRJ2	(7,180)	(7,894)	(127.5)
Vedanta	33	115	1.9
Welter	149	—	—
Richter	79	—	—
TSHL	46	—	—
VJIL	43	—	—
SISCOL	17	4	0.1
STL	7	3	0.0
VRHL	20	—	—

Total	(6,786)	(7,772)	(125.5)

Dividend paid
Twin star	2,204	2,113	34.1
Finsider	—	703	11.3
Westglobe	—	78	1.3
WTL	—	67	1.1

Total	2,204	2,961	47.8

Dividend Income
STL	1.3	1.4	0.0

	1.3	1.4	0.0

Management fees expenses
Vedanta	148	151	2.4

Total	148	151	2.4

Service Income
Vedanta	6	12	0.2

Total	6	12	0.2

Long Term Incentive Plan Expenses
Vedanta	1,130	1,232	19.9

Total	1,130	1,232	19.9

Loans given/(repaid) during the year
Sterlite Iron and Steel Company Limited	3	(6)	(0.1)

Total	3.5	(6)	(0.1)

Loan taken/(repaid) during the year
VRJ2	—	(73,628)	(1,189.1)
VRJ2	87,774	494	8.0

Total	87,774	(73,134)	(1,181.1)

Loan Assigned during the year
Vedanta	5,087	—	—
VJIL	4,150	—	—
Richter	12,019	—	—
VRHL	4,913	—	—
Twin Star	6,971	—	—
WTL	22,291	—	—

Total	55,431	—	—

Guarantee given/(taken)
Vedanta	(70,937)	(30,096)	(486.0)

	(70,937)	(30,096)	(486)

Donations
Sesa Community Development Foundation	—	32	0.5
Vedanta Foundation	28	31	0.5
VMRF	40	11	0.2

Total	68	74	1.2

Investment in VRPLC Bonds	—	3,991	64.5

	—	3,991	64.5

The significant receivables from and payables to related parties as at March 31, 2014 and September 30, 2014 are set out below:

	Year ended March 31, 2014	Half Year ended September 30, 2014	Half Year ended September 30, 2014
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Receivable from:
STL	328	497	8.0
KCM	151	22	0.4
Vedanta Foundation	0	—	—
Vedanta	117	—	—
SISCOL	22	22	0.4
Volcan Investments Limited	11	19	0.3
Sterlite Grid Limited	1	2	0.0

Total	630	562	9.1

Loans to:
SISCOL	163	163	2.6

Total	163	163	2.6

Payable to:
VRJ2	24,329	1,071	17.3
Vedanta	2,389	1,292	20.9
KCM	177	0	0.0
STL	3	1	0.0
Balco Employees Provident Fund Trust	—	10	0.2
Sesa Group Employees Provident Fund	126	162	2.6

Total	27,024	2,536	41.0

Borrowings from:
VRJ2	234,016	165,047	2,665.5
Vedanta	—	887	14.3

Total	234,016	165,934	2,679.8

Investment in Equity Shares - Quoted
STL	111	337	5.4

Total	111	337	5.4

Guarantees outstanding given/(taken)
Vedanta	(282,859)	(146,103)	(2,359.6)
Volcan Investments Limited	1,150	1,150	18.6

Total	(281,709)	(144,953)	(2,341.0)

Remuneration of key management personnel

The remuneration of the key management personnel of the Group are set out below in aggregate for each of the categories specified in IAS 24 Related party disclosures.

	For the year ended March 31, 2014 (Rs. in millions)	Half year ended September 30, 2014 (Rs. in millions)	Half year ended September 30, 2014 (US dollars in millions)
Short-term employee benefits	305	171	2.8
Post employment benefits	30	14	0.2
Share based payments	99	62	1.0

	434	247	4.0

Mr. Agnivesh Agarwal	33.2	26.4	0.4

17. Subsequent Events

There have been no material events other than disclosed in the financial statement after reporting date which would require disclosure or adjustments to the financial statements for the year ended September 30, 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F for fiscal 2014. Some of the statements in the following discussion are forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth elsewhere in this report and those set forth below.

Overview

We are a diversified natural resource company engaged in exploring, extracting and processing minerals and oil and gas. We produce zinc, lead, silver, oil and gas, copper, aluminium, iron ore and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, United Arab Emirates, Liberia and Sri Lanka. We have experienced significant growth in recent years through various expansion projects, acquisition of our zinc and aluminium businesses in 2002 and 2001 respectively, through the Government of India’s (GoI’s) disinvestment programs, the acquisition of the zinc business of Anglo American Plc in Namibia, South Africa and Ireland in fiscal year 2011 and by successfully growing our acquired businesses. We have further strengthened our presence across commodities further through an all share merger with Sesa Goa in August 2013 through the consolidation and re-organization of Sesa Goa, Sterlite Industries (India) Limited, Vedanta Aluminium, Sterlite Energy and MALCO to form Sesa Sterlite and transfer of Vedanta’s shareholding in Cairn India to Sesa Sterlite. For more information, see page 153 of our Annual Report on Form 20-F for the fiscal year ended March 31, 2014 filed with SEC on August 15, 2014. We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools.

The following table is derived from our unaudited consolidated financial data and sets forth:

•	the revenue from external customers for each of our business segments as a percentage of our revenue on a consolidated basis;

•	the operating profit for each of our business segments as a percentage of our operating profit on a consolidated basis; and

•	the segment profit, calculated by adjusting operating profit for depreciation and amortization, as applicable for each of our business segments, as a percentage of our segment profit on a consolidated basis.

	For the Six Months Ended September 30,
	2013	2014
	(in percentages)
Revenue:

Zinc India	19.6	18.1
Zinc International	6.4	5.1
Oil & Gas	26.9	23.1
Iron Ore	2.5	3.0
Copper	22.5	30.5
Aluminium	16.0	16.1
Power	6.6	5.2
Corporate and others	(0.5)	(1.1)

Total	100.0	100.0

Operating Profit(2):
Zinc India	55.1	47.2
Zinc International	(0.1)	3.5
Oil & Gas	39.0	30.5
Iron ore	(3.9)	(3.4)
Copper	6.0	8.1
Aluminium	2.2	8.3
Power	1.7	5.8
Corporate and others	0.0	0.0

Total	100.0	100.0

Segment Profit(1)(2):
Zinc India	28.4	27.3
Zinc International	6.0	4.6
Oil & Gas	53.5	49.4
Iron Ore	(0.9)	(0.9)
Copper	3.9	5.4
Aluminium	5.5	8.7
Power	3.5	5.4
Corporate and others	0.1	0.1

Total	100.0	100.0

Note:

(1)	Segment profit is presented as required by IFRS 8 and is calculated by adjusting depreciation and amortization from operating profit. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is an indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods.
(2)	Certain foreign exchange-related income and expenses for the six months ended September 30, 2013 have been reclassified in accordance with our current accounting policies on foreign exchange transactions. Although, such reclassification does not have any impact on our profit for the six months ended September 30, 2013, it has resulted in a change in our operating profit and segment profit.

The following table reconciles operating profit to segment profit for the periods presented:

	For the Six Months Ended September 30,
	2013(1)		2014		2014
	(in millions)
Zinc India:
Segment result	Rs.	29,214	Rs.	29,443	$475.5
Plus:
Depreciation and amortization	Rs.	3,287	Rs.	3,696	$59.7
Segment profit	Rs.	32,501	Rs.	33,139	$535.2
Zinc International:
Segment result	(Rs.	59)	Rs.	2,165	$35.0
Plus:
Depreciation and amortization	Rs.	6,951	Rs.	3,436	$55.5
Segment profit	Rs.	6,892	Rs.	5,601	$90.5
Oil and Gas:
Segment result	Rs.	20,656	Rs.	19,064	$307.9
Plus:
Depreciation and amortization	Rs.	40,579	Rs.	40,881	$660.2
Segment profit	Rs.	61,235	Rs.	59,945	$968.1
Iron Ore:
Segment result	(Rs.	2,086)	(Rs.	2,138)	($34.5)
Plus:
Depreciation and amortization	Rs.	1,024	Rs.	1,035	$16.7
Segment profit	(Rs.	1,062)	(Rs.	1,103)	($17.8)
Copper:
Segment result	Rs.	3,194	Rs.	5,030	$81.2
Plus:
Depreciation and amortization	Rs.	1,218	Rs.	1,515	$24.5
Segment profit	Rs.	4,412	Rs.	6,545	$105.7
Aluminium:
Segment result	Rs.	1,159	Rs.	5,168	$83.5
Plus:
Depreciation and amortization	Rs.	5,176	Rs.	5,346	$86.3
Segment profit	Rs.	6,335	Rs.	10,514	$169.8
Power:
Segment result	Rs.	924	Rs.	3,633	$58.7
Plus:
Depreciation and amortization	Rs.	3,023	Rs.	2,891	$46.7
Segment profit	Rs.	3,947	Rs.	6,524	$105.4
Corporate and Others:
Segment result	(Rs.	7)	Rs.	39	$0.6
Plus:
Depreciation and amortization	Rs.	120	Rs.	139	$2.2
Segment profit	Rs.	113	Rs.	178	$2.8

Note:

(1)	Certain foreign exchange-related income and expenses for the six months ended September 30, 2013 have been reclassified in accordance with our current accounting policies on foreign exchange transactions. Although, such reclassification does not have any impact on our profit for the six months ended September 30, 2013, it has resulted in a change in our operating profit and segment profit.

Cancellation of coal block allocation

In September 2014, the Supreme Court of India passed a judgment cancelling 214 coal block allocations since 1993, which included the 211.0 million tons coal block allotted to BALCO, and the 112.2 million tons coal block allotted to support the 2,400 MW thermal-based commercial power facility in the state of Odisha. We have written off Rs. 426 million (US$6.9 million) expenditure towards these coal blocks, and this amount is reflected under administration expenses in our financial statements. The BALCO coal block was at advanced stages of approvals but had not commenced mining. The coal block allotted to the 2,400 MW power plant was regarded as a non-reserve coal deposit, and there is no significant progress on this allocation. In view of cancellation of these coal blocks, we are currently pursuing with the government to get our coal linkages restored.

In December 2014, the Lower House of the Indian Parliament passed a Coal Mines (Special Provisions) Bill, 2014 to replace the coal mines ordinance, allowing for de-nationalization or privatization of the coal sector. The Bill, which is yet to be approved by the Upper House of the Indian Parliament, provides for allocation of coal mines and for vesting of the right, title and interest in and over the land and mine infrastructure, together with mining leases, to successful bidders and allottees through a transparent bidding process and paves way for re-allocating the mines cancelled by the Supreme Court in September 2014, for end-usage to the power, steel and cement sectors.

Asarco settlement

On March 17, 2010, Asarco filed a complaint in the U.S. Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, against us and Sterlite U.S.A. alleging that we and Sterlite U.S.A. had breached an agreement dated May 30, 2008 (“May 2008 Agreement”) by, among other things, refusing to pay the $ 2.6 billion purchase price and refusing to assume the liabilities and contractual obligations required under the May 2008 Agreement. Asarco claimed these damages to be in the range of $ 533 million to $ 1,509 million and also claimed applicable pre-judgment interest.

Further, Asarco terminated the agreement it entered with us on March 6, 2009 (the “March 2009 Agreement”). This agreement superseded the May 2008 Agreement in its entirety. The March 2009 Agreement provided for the settlement and release of any potential claims against us arising out of the May 2008 Agreement. Asarco drew the $ 50 million provided as deposit under the March 2009 agreement. We filed an application to the U.S. Bankruptcy Court for the return of the $ 50 million which was subsequently rejected.

The U.S. Bankruptcy Court, by its order dated February 13, 2012 and February 27, 2012 ruled that Asarco is entitled to a gross amount of $ 132.8 million in incidental damages. This amount was to be reduced by $ 50 million drawn by Asarco under the March 2009 Agreement, making Asarco entitled for a net amount of $ 82.8 million. We have provided for the amount of $82.8 million in our consolidated statement of profit or loss as part of our administration expenses for fiscal year 2012. Asarco and us filed a notice of appeal against this judgment to the United States District Court for the Southern District of Texas Brownsville Division (“the District Court”) in May 2012.

On December 24, 2012 Asarco and us entered into a settlement agreement to settle all claims of both the parties, where we agreed to pay the settlement amount of $ 82.8 million after obtaining the approval from the Reserve Bank of India under the applicable regulations in India. While this application to the Reserve Bank of India for obtaining this approval was pending, Asarco terminated the settlement agreement on January 21, 2014. Subsequently, Asarco filed a motion of sanction against us, claiming that we have misrepresented them by delaying the appeal proceedings and applying to the RBI to seek approval to pay the settlement amount. The District Court heard the matter on and reserved its order.

After the termination of the settlement agreement, Asarco and us reinstated our appeals that were earlier filed in May 2012. In the interim, on a motion by Asarco under a Texas Turnover statue, the United States Bankruptcy Court for the Southern District of Texas, on June 13, 2014 issued an order requiring us to turnover to the United States Marshal’s office an amount or other property of ours equivalent to $ 82.8 million plus cost incurred for the enforcement of the order. Asarco also proceeded to seek the turnover of the dividend payable to the ADR holders. We applied to the Reserve Bank of India seeking permission to remit the judgment amount to satisfy this order.

In October 2014, we paid US$82.8 million to Asarco, once we received the requisite approval from Reserve Bank of India, in accordance with the settlement agreement entered in between the parties. The parties have now settled all their claims against each other in this matter. Accordingly, all pending appeals have been withdrawn by the parties, all enforcement actions have been terminated by Asarco. The Turnover Order was vacated by the United States Bankruptcy Court for the Southern District of Texas on October 17, 2014. We had already recognized the judgment amount of US$82.8 million as expense in fiscal year 2012. As we have settled this matter with Asarco, we have paid the final dividend of fiscal year 2014 to our eligible ADR holders during October 2014.

Intercompany loan from Vedanta

During the six months period ended September 2014, one of our wholly owned overseas subsidiary availed an intercompany facility of US$1.25 billion from Cairn India, and utilized this amount to repay US$800 million principal, and the balance towards payment of accrued interest on the intercompany loans extended by Vedanta.

Business Summary

Our company is comprised of the following business segments:

Zinc India. Our fully-integrated zinc business is owned and operated by HZL. In 2013, HZL was one of the top five lead mining companies based on production volumes and in the lowest cost quartile in terms of all zinc mining operations worldwide, according to Wood Mackenzie. In addition, HZL’s Rampura Agucha mine was the largest zinc mine in the world on a production basis and its Chanderiya hydrometallurgical zinc smelter was the fourth largest smelter in the world on a production basis worldwide in 2013, according to Wood Mackenzie. We have a 64.9% ownership interest in HZL, With the remainder owned by GoI (29.5%) and institutional and public shareholders (5.6%). We have exercised the second call option to acquire GoI’s remaining ownership interest in HZL, although the exercise is currently subject to dispute. In January 2012, we offered to acquire the GoI’s interests in HZL for consideration of US$2,938 million. To date, the offer has not been accepted by the GoI and the GoI may determine to retain its interests or to seek to sell its interests whether by way of an auction of its interests or by way of private sale to one or more third parties. Accordingly, there is no certainty that we will acquire all or any part of the GoI’s interests in HZL.

HZL is a fully integrated zinc producer with operations including five lead-zinc mines, one rock phosphate mine, four hydrological zinc smelters, two lead smelters, one lead-zinc smelter, seven sulphuric acid plants and nine captive power plants in northwest India, and processing and refining facilities for zinc at Haridwar and for processing and refining facilities for zinc and lead, as well as a silver refinery at Pantnagar, both in state of Uttarkhand in northern India. HZL’s primary products are zinc and lead ingots. HZL mines supply almost all of its concentrate requirements and HZL also exports surplus zinc and lead concentrates.

Zinc International. Our Zinc-International business comprises of:

(1) a 100.0% stake in Skorpion which owns the Skorpion mine and refinery in Namibia;

(2) a 74.0% stake in BMM, which includes the Black Mountain mine and the Gamsberg Project, in South Africa; and

(3) a 100.0% stake in Lisheen, which owns the Lisheen mine in Ireland.

Oil & Gas. Our oil and gas business is primarily owned and operated by Cairn India and its subsidiaries. Cairn India is a significant contributor to India’s domestic crude oil production, contributing approximately 28% of the country’s production according to the Ministry of Petroleum and Natural Gas statistics as of March 2014. It has a diversified asset base with nine production and exploration blocks: one in Rajasthan, two on the west coast of India, four on the east coast of India, one in Sri Lanka and one in South Africa. We own 59.88% of Cairn India as on September 30, 2014.

Cairn India’s principal producing asset in India is RJ-ON-90/1 block with three contiguous development areas, totalling 3,111 square kilometres. Cairn India has 70 per cent stake in the block. Of this, Cairn India Limited has 35% participating interest in its name and the other 35% in its affiliate’s name (i.e., Cairn Energy Hydrocarbons Limited). Oil and Natural Gas Corporation Limited (ONGC) holds the remaining 30% participating interest in the block. The relevant Production Sharing Contract (“PSC”) is currently valid till May 2020.

Cairn India produces crude oil of various grades with different degrees and contents, which field it has been and gas.

Iron Ore. We are engaged in the exploration, mining and processing of iron ore. We were India’s largest exporter of iron ore in the private sector by volume since 2003 until the temporary suspension of iron ore mining activities in the states of Goa and Karnataka, according to the Federation of Indian Mineral Industries. In India, we owned or had the rights to reserves consisting of 198.4 million tons of iron ore at an average grade of 55.4%, as of March 31, 2014. These reserves include those of mines where the operations have been temporarily suspended and of those mines were certain clearances are awaited from Government authorities to resume operations. In addition, we manufacture pig iron and metallurgical coke, and also operate two waste heat recovery plants of 30MW each in Goa.

Our mining operations are carried out in the states of Goa and Karnataka, both of which became subject to suspension of mining activities recently due to alleged environmental and other violations by miners, which has adversely impacted our production of iron ore since August 2011. Our mining operations in Goa were suspended since September 11, 2012. In October 2014, the Goa state cabinet approved a new policy for grant of mining leases. The policy provides that legitimate leases for which stamp duty has been paid will be categorized and renewed and will not be auctioned. The state Government of Goa has accordingly commenced issuing lease renewal orders for mines for which stamp duty has been paid. Our mining operations in Karnataka re-commenced from December 29, 2013 after getting necessary statutory clearances. Although we resumed operations in Karnataka based on the stage I forest clearance received from the State Government of Karnataka and the temporary working permission from Ministry of Environment and Forests (“MoEF”), GoI, the temporary working permission expired on July 31, 2014. We currently await the stage II forest clearance from the State Government of Karnataka and the final clearance from the MoEF to resume our operations.

We have also acquired the WCL iron ore project in Liberia, which is currently in the exploration stage, comprising Bomi hills, Bea mountain and Mano river deposits. Of these, Bomi hills has an estimated reserve of 172 million tons of iron ore, at an average grade of 35.1%, taking our total reserve capacity to 370 million tons, at an average grade of 46.0%.

Copper. Our copper business is principally one of custom smelting. Our assets include a smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, a refinery and two copper rod plants in Western India, a precious metal refinery that produces gold and silver, a doré anode plant and a copper rod plant at Fujairah in the UAE. We are one of the two major custom copper smelters in India and have a primary market share of 28.5% in fiscal 2014, according to the International Copper Promotion Council, India. We own the Mt. Lyell copper mine in Tasmania, Australia, which provided a small percentage of our copper concentrate requirements. The operation of Mt Lyell mine was suspended in January 2014, following a mud slide incident. Subsequently, the operations at Mt. Lyell copper mine has been placed under care and maintenance since July 9, 2014 following a rock falling on the ventilation shaft in June 2014.

Aluminium. The Company’s aluminium business is based out of Chhattisgarh and Odisha. Our aluminium business comprises of two of the four primary producers of aluminium in India, with a combined 44.0% market share by production volume in fiscal 2014, according to Aluminium Association of India. Our primary products are aluminium ingots, rods and rolled products.

We operate the business in Chhattisgarh through BALCO, in which we have a 51.0% ownership interest, with the remainder owned by the GoI. We have exercised our option to acquire GoI’s remaining 49.0% ownership interest, although the exercise is currently subject to dispute. In January 2012, we offered to acquire the GoI’s interests in BALCO for consideration of US$338 million. To date, the offer has not been accepted by the GoI and the GoI may determine to retain its interests or to seek to sell its interests whether by way of an auction of its interests or by way of private sale to one or more third parties. Accordingly, there is no certainty that we will acquire all or any part of the GoI’s interests in BALCO.

BALCO’s operations include two bauxite mines, two captive power plants (one of which is used to produce power for captive consumption and the other is used for commercial purpose), a 245,000 tpa aluminium smelter and a fabrication facility, all of which are located in Korba in the State of Chhattisgarh in Central India. BALCO is constructing a 1,200 MW power plant consisting of four units of 300 MW each in the State of Chhattisgarh, which are awaiting the consents from the relevant authorities to commence operations. BALCO is also setting up a 325,000 tpa aluminium smelter, and the first metal tapping from this smelter was achieved in fiscal year 2014. 84 pots at this smelter were ramped up, and were capitalized during September 2014. Balco would further ramp up the smelter to full capacity, subsequent to the commissioning of the 1,200 MW power plant.

Our aluminium business in Odisha operated through Sesa Sterlite include an aluminium smelter of 500,000 tpa capacity and a captive power plant of 1,215 MW (nine units with a capacity of 135 MW each) at Jharsuguda and an alumina refinery of 1 mtpa together with associated captive power plant of 75 MW at Lanjigarh in the State of Orissa in eastern India. We are in the process of setting up another 1,250 ktpa aluminium smelter in Jharsuguda. 50 pots from the first line of this smelter will be commissioned during fiscal year 2015. We also plan to expand the alumina refining capacity at Lanjigarh to 5 mtpa and the associated captive power plant capacity to 300 MW. We are currently awaiting environmental clearance for this expansion, and post this clearance, the expansion will be undertaken in a phased manner.

Power. The power segment includes a 2,400 MW thermal-based commercial power facility in the State of Odisha in eastern India, 100 MW power plant at MALCO Energy, 274 MW wind power plants operated by HZL, BALCO’s 270MW captive power plant and the upcoming 1,980 MW thermal power plant in Talwandi Sabo, Punjab.

The 270 MW power plant at BALCO’s Korba facility was previously used for captive use before the shutdown of the 100,000 tpa aluminium smelter at Korba on June 5, 2009.In July 2008, Sterlite Energy was awarded the tender by the Government of Punjab for a project to build a 1,980 MW (comprising three units of 660 MW each) thermal coal-based commercial power plant at Talwandi Sabo, in the State of Punjab, India. The first 660 MW unit of the project is currently under commissioning and its reliability run took place during the third quarter of fiscal year 2015, and the commissioning of the balance two units is expected during the last quarter of the year.

Corporate and Others. Our other business segment includes infrastructure, paper and other activities.

Passive Foreign Investment Company

As discussed in our annual report on Form 20-F for the fiscal year ended March 31, 2014, based on the market prices of our equity shares and ADSs and the composition of our income and assets, including goodwill, although not clear, we do not believe we were a PFIC for United States federal income tax purposes for our taxable year ended March 31, 2014. However, the application of the PFIC rules is subject to uncertainty in several respects and, therefore, the US Internal Revenue Service may assert that, contrary to our belief, we were a PFIC for such taxable year. Moreover, although the asset test is required to be calculated based on the fair market value of our assets, we did not do a valuation of our assets and our belief that we were not a PFIC for our taxable year ended March 31, 2014 is, in part, based on the book value of our assets. In addition, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). A decrease in the market value of our equity shares and ADSs and/or an increase in cash or other passive assets would increase the relative percentage of our passive assets. While we will be unable to determine if we are a PFIC until the end of our taxable year ended March 31, 2015, if we are treated as a PFIC, certain adverse United States federal income tax consequences could apply to a US Holder (as defined under “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation” in our annual report on Form 20-F for the fiscal year ended March 31, 2014) holding an ADS or equity share during such year. US Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ADSs or equity shares and the availability and advisability of any elections. For more details, refer to “Item 3. Key Information — D. Risk Factors — Risks Relating to our ADSs — We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders” and “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation” in our annual report on Form 20-F for the fiscal year ended March 31, 2014.

Factors Affecting Results of Operations

Our results of operations are primarily affected by commodity prices, our cost of production, realization discount to Brent, our production output and mix, government policy in India and other countries of operation and exchange rates.

Metal and Oil Prices, Copper TcRc and Power Tariff

Overview

Our results of operations are significantly affected by the commodity prices of natural resources that we produce, which are based on LME/ London Bullion Market Association prices in our zinc and aluminium business and other benchmark prices in our oil, gas and iron ore business and by the treatment charge and refining charge (“TcRc”) of copper in our copper business. The TcRc of copper, the commodity prices of the metals that we produce and the benchmark price of oil, gas and iron ore can fluctuate significantly, including as a result of changes in the supply of and demand for zinc, oil, gas, iron ore, copper and aluminium among others. While natural resource producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in copper smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual natural resource producers including our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the particular terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles, have historically influenced, and are expected to continue to influence our financial performance.

During the six months ended September 30, 2014, the commodity price increases supported the revenue and operating profit of Sesa Sterlite. In the first half of the fiscal year, average LME price for zinc was up 19% at US$2,196 per tonne and aluminium was up 5% at US$1896 per tonne as compared to the corresponding prior year period. This was partly offset by weaker Brent prices at US$105.7 per barrel, down 0.8%.

Zinc and Aluminium

The revenue of our zinc and aluminium businesses fluctuate based on the volume of our sales and the respective LME prices and metal premiums over LME prices of zinc, lead and aluminium, and the London Bullion Market Association price of silver. Our zinc business is fully integrated, and its profitability is dependent upon the difference between the LME price of zinc and lead, London Bullion Market Association price of silver, the premium over the LME prices and our cost of production, which includes the costs of mining and smelting. For the portion of our aluminium business where the bauxite is sourced from BALCO’s own bauxite mines, profitability is dependent upon the LME price of aluminium and the metal premium over LME, less our cost of production, which includes the costs of bauxite mining, transportation, the refining of bauxite into alumina and the smelting of alumina into aluminium. For the portion of our aluminium business where alumina is sourced from third parties, profitability is dependent upon the LME price of aluminium and the metal premium over LME, less the cost of the sourced alumina and our cost of production.

During the six months ended September 30, 2014, 55% of BALCO’s alumina requirement and 32% of Sesa Sterlite’s alumina requirement were imported, with the rest supplied by Sesa Sterlite’s alumina refinery at Lanjigarh. The following table sets forth the daily average zinc and aluminium LME prices for the periods ended:

	For the Six Months Ended September 30,
	2013	2014
	(in US Dollars per ton)
Zinc LME	$1,850	$2,196
Lead LME	$2,076	$2,140
Aluminium LME	$1,807	$1,896
Silver LBMA*	$714	$633

*	Silver denominated in $/kg

Crude oil and natural gas

Movements in the price of crude oil and discounts to oil prices based on quality parameters significantly affect Cairn India’s results of operations and declines in crude oil prices may adversely affect our revenues and profits. Historically, international prices for oil have been volatile and have fluctuated widely due to many factors that are beyond our control, including, but not limited to overall economic conditions, supply and demand dynamics for crude oil and natural gas, political developments, the ability of petroleum producing nations to set and maintain production levels and prices, the price and availability of other energy sources and weather conditions. For example, the European Brent, an international benchmark oil blend had decreased to $61.1 per barrel as on December 15, 2014, a decrease of 42.3% from the average of $105.8 per barrel for the six months ended September 30, 2014, driven by weakening demand as well as increasing supply conditions.

Lower oil prices may also reduce the economic viability of projects planned or in early stages of development. In addition, a fall in the price of oil may result in the impairment of higher cost reserves and other assets which may result in decreased earnings or losses.

The following table sets out the average price of Brent, an international benchmark oil blend, according to US Energy Information Administration, for the six month periods ended September 30, 2013 and 2014:

	For the Six Months Ended September 30,
	2013	2014
	($ per barrel)
European Brent	106.4	105.8

Realization discount to Brent

The prices of various crude oil are based upon the price of the key benchmark crude oil such as Dated Brent, West Texas Intermediate, and Dubai/Oman. The crude oil prices move based upon market factors such as demand and supply. The regional producers price their crude oil on a premium or discount over the benchmark crude oil based upon differences in quality and competitiveness of various grades.

For Rajasthan and Cambay blocks, the crude oil is benchmarked to Bonny Light, a West African low sulphur crude oil that is frequently traded in the region, with appropriate adjustments for crude quality. The implied crude price realization generally lies within the stated guidance of 8%-13% discount to Dated Brent for Rajasthan and 5%-10% for Cambay, due to the prevailing oil market conditions. Dated Brent reflects the values of North Sea cargo loading within the next 10-25 days, it incorporates the Brent, Forties, Oseberg and Ekofisk crude oil with the most competitive grade setting the price. European Brent spot prices and dated prices are almost similar.

Ravva crude is benchmarked to Tapis & Minas crude grades (South Asian crudes) and price realization in general is higher than Dated Brent. The crude oil price benchmarks are based on crude oil sales agreement.

Movements in the discount range affect our revenue realization and any increase in quality differentials may adversely impact our revenues and profits.

Iron Ore

The revenue of the iron ore business fluctuates based on the volume of sales and the market price of iron ore. We sell iron ore under long-term price contracts as well as under ruling spot prices. The prices for iron ore are significantly dependent upon the global and regional imbalances between the demand for and supply of iron ore, worldwide steel-making capacity and transportation costs. For instance, iron ore prices had fallen by 37% over the nine months ended September 2014 due to increased supply from Australia and moderating demand growth in China.

Long-term contract prices fluctuate based on the expected supply of and demand for iron ore and the expected steel-making capacity for a period exceeding one year or more, whereas spot prices fluctuate based on short term imbalances between demand and supply. Every quarter, Vale Limited, Rio Tinto plc and BHP Billiton Limited negotiate with major steel manufacturers and set a benchmark price upon which the rest of the world bases its pricing for iron ore. The profitability of the iron ore business is dependent on the selling price and cost of production which includes cost of extracting and processing iron ore, and royalty. As of September 30, 2014, Sesa Sterlite has one force majeure letter issued and outstanding with respect to one of its long-term ore selling contracts, and all its remaining long-term iron ore selling contracts have expired.

Copper

The revenue of our copper business fluctuates based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, with only a small percentage of our copper concentrate requirements sourced from our own mine, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME-linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for almost 100.0% of our copper concentrate requirements during the six months ended September 30, 2014, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. The profitability of our copper operations is also affected by the prices we receive upon the sale of by-products, such as sulphuric acid, precious metals and gypsum, which are generated during the copper smelting and refining process. The prices we receive for by-products can vary significantly, including as a result of changes in supply and demand and local market factors in the location the by-product is produced. The following table sets forth the average TcRc that we have realized for the periods indicated:

	For the Six Months Ended September 30,
	2013	2014
	(in US cents per pound)
Copper TcRc	14.6¢/lb	20.0¢/lb

The LME price of copper affects our profitability for the portion of our copper business where we source copper concentrate from our own mine. However, we sourced less than 1% of our copper concentrate requirement from our copper mine Mt. Lyell for the six months ended September 30, 2014, and also do not expect to source any copper concentrate from this mine in the near future, as this mine has been placed under care and maintenance since July 2014. The following table sets forth the daily average copper LME price for the periods indicated:

	For the Six Months Ended September 30,
	2013	2014
	(in US Dollars per ton)
Copper LME	$7,110	$6,894

Power

Under the Indian Electricity Act, the Central Electricity Regulatory Commission (“CERC”) determines tariffs for the supply of electricity by a generating company. In case of shortage of electricity supply, the CERC may fix the minimum and maximum tariff for sale or purchase of electricity, pursuant to an agreement entered into between a generating company and licensees for up to one year. Under the guidelines issued by the Ministry of Power, determination of the tariff for a particular project depends on the mode of participation in the project (i) through signing a memorandum of understanding, based on tariff principles prescribed by CERC (cost plus basis, comprising capacity charge, energy charge, unscheduled interchange charge and incentive payments) or (ii) competitive bidding, where tariff is market based.

Our tariffs are based on the memorandum of understanding route for contracted quantity. Tariff for supply of power from our Jharsuguda power plant to GRIDCO according to the power purchase agreement is determined on the basis of principles laid down under the tariff regulation notified by the CERC. Tariff for supply of power from our Mettur power plant to the Tamil Nadu Electricity Board is determined by the energy purchase agreement with the Tamil Nadu Electricity Board. In case of our 1,980 MW thermal power plant at Talwandi Sabo, the project was setup through a tariff based competitive bidding process and therefore the capacity charges and efficiency have been determined in line with the bidding process. Fuel cost subject to quoted efficiency will be a pass-through. Further, surplus power sold to multiple customers is based on the pricing determined by demand and supply of the power market. The power realisation prices for the six months ended September 30, 2014 and September 30, 2013 was Rs. 3.35 per unit and Rs. 3.69 per unit, respectively.

India Market Premium

Generally, our products sold in India are sold at a premium to the LME market price due to a number of factors including the customs duties levied on imports by the GoI, the costs to transport metals to India and regional market conditions. See “Government Policy.” As a result, we endeavor to sell as large a quantity of our products as possible in India.

Hedging

We have historically engaged in hedging strategies to a limited extent to partially mitigate our exposure to fluctuations in commodity prices.

Cost of Production

Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Costs associated with mining and metal production include energy costs, ore extraction and processing costs at our captive mines, labor costs and other manufacturing expenses. Cost of production also includes cost of alumina for our aluminium business.

The cost of production of copper for our custom smelting and refining operations consists of cost of converting copper concentrate into copper cathodes, but does not include the cost of copper concentrate. We purchase copper concentrate at the LME price of copper metal for the relevant quotational period less TcRc that we negotiate with our suppliers, including with CMT, but which is influenced by the prevailing market rate for the TcRc. We attempt to make the LME price a pass through for us as both the copper concentrate purchases and sales of finished copper products are based on LME prices. The profitability of the copper custom smelting and refining business is therefore dependent upon the amount by which the TcRc that we negotiate with both external suppliers and CMT exceeds our smelting and refining costs.

For our zinc and iron ore business and the portions of our copper and aluminium businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our iron and copper businesses, the ore extraction and processing costs to produce concentrates are generally a small percentage of our overall cost of production of the finished metals. In our zinc business, ore extraction constitutes a major cost representing approximately thirty percent of the total cost of production. In our aluminium business, the bauxite ore extraction cost is not significant but the refining cost to produce alumina from bauxite ore including transportation costs represents approximately one-third of the cost of production of aluminium. In iron ore, logistics represents twenty five percentage of the total cost of production, in the case of exports. In addition, a significant cost of production in our zinc and iron ore business is the royalty that HZL pays on the lead-zinc ore that is mined, where royalty is a function of the LME prices of zinc and lead and the iron ore pays on extraction of iron ore at the rate declared by the Indian Bureau of Mines.

Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal-fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metcoke, which is used in the zinc smelting process are currently sourced from a combination of long-term and spot contracts. Our iron ore business meets its requirement from the grid run by the electricity department of the government and in the event the requirement of power is not satisfied through the grid, then the shortfall is met by the generators. Our aluminium business, which has high energy consumption due to the power intensive nature of aluminium smelting operation, sourced 29.2% of its thermal coal requirement from South Eastern Coal Fields Limited, a subsidiary of Coal India Limited during the six months ended September 30, 2014. We entered into five-year supply agreements in 2008 for five units of 135 MW each, in 2009 for two additional units of 135 MW each and in 2014 for an additional two units of 135 MW each for the Jharsuguda 1,215 MW captive power plant. The remaining coal is sourced through open market purchases and imports. The contract entered in 2008 was further renewed in 2014 until 2018. Shortages of coal at Coal India Limited may require that a greater amount of higher priced imported coal be utilized. For example, in April 2005, a shortage of coal led Coal India Limited to reduce the amount of coal supplied to all its customers, except utilities, including BALCO, forcing BALCO to utilize higher priced imported coal.

BALCO sources some of its thermal coal requirement from a subsidiary of Coal India, under an agreement entered into in April 2008. In addition, in November 2007, we were allotted a 211.0 million ton share of a coal block by the Ministry of Coal for use in BALCO’s captive power plant. On account of allocation of this coal block, coal supplied by Coal India’s subsidiary to the operational captive power plants of BALCO under the five year supply agreement is reducing progressively, and should be completely stopped by fiscal year 2016. In September 2014, the Supreme Court of India passed a judgment cancelling 214 coal block allocations since 1993, which included our coal block at BALCO. On account of this de-allocation of our coal block, we are working with the Government to restore our coal linkage. We are also evaluating the impact of the newly enacted bill by the Lower House of Parliament in December 2014, concerning the reallocation of the cancelled coal blocks. Any change in coal prices or the mix of coal that is utilized, whether the coal is sourced locally or imported, can affect the cost of generating power.

HZL has also been awarded 1.2 million tons of coal linkage by the Ministry of Coal of the GoI, which will enable it to source coal from mines of Coal India (catering to approximately a quarter of its total coal requirements), although access to this coal has been stopped since April 2013. HZL’s operations source their back-up power from liquid fuel-based captive power plants or from local power companies. The liquid fuel is sourced from third-party suppliers on yearly contracts.

In the commercial generation business, production costs are mainly costs relating to coal and the coal is sourced domestically from various parts of India.

Labor costs are principally a function of the number of employees and increases in compensation from time to time. Improvements in labor productivity in recent years have resulted in a decrease in the per-unit labor costs. The majority of BALCO’s and CMT’s mining operations, a substantial portion of HZL’s and iron ore’s mining operations and Cairn India’s oil and gas operations and a limited number of functions at our copper, zinc and aluminium smelting operations are outsourced to third-party contractors. The operations and maintenance activities at most of the power facilities are fully outsourced to third party contractors.

Other manufacturing expenses include, among other things, additional materials and consumables that are used in the production processes and routine maintenance to sustain ongoing operations. None of these represent a significant portion of our costs of production.

Cost of production as reported for our metal products includes an offset for any amounts we receive upon the sale of the by-products from the refining or smelting processes. We present costs of production for our metal products on the following basis: (i) cost of production before by-product revenue, which represents the direct cash costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses); excluding depreciation and finance costs, and (ii) cost of production net of by-product revenues which represents cost of production before by-product revenue offset by any amounts we receive upon sale of by-products from such operations. Offsetting by-product revenues is useful to the management and investors to compare our cost competitiveness with our peers in the industry as it is a common metric used by our peers in the industry. Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the year to calculate U.S. dollar cost of production per lb or per ton of metal as reported.

The following table sets forth our average realized TcRc and cost of production for each of our metals, power, oil and gas for the periods presented:

	For the Six Months Ended September 30,
	Unit of Measurement	2013	2014
	(in US dollars per ton, except as indicated)
Treatment and Refining Charges (TcRc)(1)	¢/lb	14.6	20.0

Cost of production before by-product revenue(2)
Zinc India(3)		$1,029	1,185
Zinc International(4)		$1,134	1,341
Oil and Gas(5)	$/boe	22.4	23.4
Iron ore(6)		$—	—
Copper smelting and refining(7)	¢/lb	22.9	16.0
Aluminium(8)		$1,705	1,776
Power – Jharsuguda 2400 MW plant	Rs./unit	2.0	2.3

Cost of production net of by-product revenue(2)
Zinc India(3)		$968	1,105
Zinc International(4)		$1,122	1,331
Oil and Gas(5)	$/boe	22.4	23.4
Iron ore(6)		$—	—
Copper smelting and refining(7)	¢/lb	13.8	4.8
Aluminium(8)		$1,702	1,775
Power - Jharsuguda 2400 MW plant	Rs./unit	2.0	2.3

Notes:

(1)	Represents our average realized TcRc for the period.
(2)	Cost of production per unit is not a recognized measure under IFRS as issued by the IASB. We have included cost of production as it is a key performance indicator used by the management to assess the performance of our operations. We also believe it is a measure used by investors and analysts to evaluate companies in our industry. Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Our computation of cost of production should be considered in addition to, and not as a substitute for other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other metal companies, though our measure may not be comparable to similarly titled measures reported by other companies.
(3)	Cost of production of zinc before by-product revenue increased from Rs. 60,807 per ton for the six months ended September 30, 2013 to Rs. 71,354 per ton for the six months ended September 30, 2014, an increase of 15.2%. The increase was due to lower production volumes, smelter shutdown costs, increased one time and ongoing employee expense on account of long-term wage agreement, higher coal costs, higher mine development expenses and depreciation of the Indian Rupee. However, the increase in the cost of production of zinc net of by-product revenue was relatively lower, from Rs. 57,222 per ton in the six months ended September 30, 2013 to Rs. 66,528 per ton in the six months ended September 30, 2014, benefitting from higher by-product sulphuric acid prices.
(4)	Cost of production before by-product credit for the zinc international business increased from $1,134 per ton to $1,341 per ton, an increase of 18.3%, on account of lower volumes and reduction in ore grades. Reflecting this increase, cost net of by-product credit as well increased from $1,122 per ton in six months ended September 30, 2013 to $1,331 per ton in six months ended September 30, 2014.
(5)	Cost of production for oil and gas marginally increased to $ 23.4 per net boe in the six months ended September 30, 2014 from $ 22.4 per net boe in the six months ended September 30, 2013, primarily on account of lower production output.
(6)	Cost of production for iron ore is not representative of the average cost per unit for both the periods on account of immaterial volumes.
(7)

Cost of production for the copper business, when compared before offsetting the by-product and free copper revenue decreased by 6.9 ¢/lb to 16.0 ¢/lb from 22.9 ¢/lb in the six month ended September 2013, mainly due to higher volumes and lower power rate, as the power was supplied by our captive power plant. When computed net of by-product and free copper revenue, the cost of production decreased further from 13.8 ¢/lb in the six months ended September 2013 to 4.8 ¢/lb in the six months ended September 2014, primarily due to higher by-product credits. Average realization on the sale of sulphuric acid, a by-product increased from Rs. 1,080 per ton in the six month ended September 2013 to Rs. 2,494 per ton in the six month ended September 2014.
(8)	The cost of production for aluminium business, before adjusting by-product revenue increased from Rs. 100,815 per ton in the six month ended September 2013 to Rs. 106,996 per ton in the six month ended September 2014. The increase was driven by higher alumina and coal costs in Jharsuguda, and, higher alumina costs and impact of further tapering of coal linkages in Korba. The cost of production net of by-product credit as well increased from Rs. 100,636 per ton in the six month ended September 2013 to Rs. 106,937 per ton in the six month ended September 2014, primarily due to the reasons discussed above.

We present below the cost of production for our metal products on the following basis:

(i) cost of production before by-product revenue, which represents the direct cash costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses); excluding depreciation and finance costs, and

(ii) cost of production net of by-product revenues which represents cost of production before by-product revenue offset by any amounts we receive upon sale of by-products from such operations. Offsetting by-product revenues is useful to the management and investors to compare our cost competitiveness with our peers in the industry as it is a common metric used by our peers in the industry.

We explain the cost of production for each metal as set forth below:

•	In the case of Zinc India operations, where we have integrated operations from production of zinc ore to zinc metal, cost of production before by-product revenue is the cost of extracting ore and conversion of the ore into zinc metal ingots. Royalty is paid on mining and this cost is included in determining the cost of production. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the by-product sulphuric acid, which is deducted from the cost of production consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal. Our Zinc India segment primarily consists of zinc ingot production and lead is only a co-product of zinc while silver is a by-product arising from lead smelting process. Accordingly, the cost of production presented for Zinc India operations is only for zinc ingot production and the cost of production of lead and silver are not presented.

•

Our Zinc International operations consist of the Skorpion mine and refinery in Namibia, Black Mountain Mine in South Africa and Lisheen mine in Ireland. Skorpion produces special high grade zinc ingots. As a result, the cost of production before by-product revenue with respect to the Skorpion mine consists of the total direct cost of mining zinc ore and producing zinc in the refinery through a leaching, refining and electrowinning process. Skorpion mine does not produce any material by-products. Black Mountain mine produces zinc and lead concentrate. Cost of production before by-product revenue of zinc at Black Mountain mine consists of direct mining costs, concentrate costs, treatment and refining charges and direct services cost. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from copper consistent with the industry practice. At Black Mountain mine lead is only a co-product of zinc while silver is a by-product of lead. Accordingly, the cost of production presented for Black Mountain mine is only for zinc production and the cost of production of lead and silver are not presented. Lisheen mine produces zinc and lead concentrate. Therefore, the cost of production before by-product revenue with respect to the Lisheen mine consists of direct mining costs, mill processing costs, other overhead costs, treatment charges and other direct cash costs. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from lead and silver consistent with the industry practice. Royalties paid is also included in the cost of production. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced or zinc metal in concentrate produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal produced or zinc metal in concentrate produced.

•	The cost of production in our oil and gas business consists of expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (except the Rajasthan block) and production payments payable pursuant to the production sharing contracts as well as operational expenditures such as costs relating to manpower, repairs and maintenance of facilities, power generation and fuel for such facilities, water injection, insurance, and storage, transportation and freight of crude oil and natural gas, among others. The total production cost is divided by the entitlement interest quantity of oil and gas produced to determine the cost of production per barrel of oil equivalent.

•	In the case of iron ore, cost of operations relates to iron ore mining and processing cost. Royalty is paid on mining and this cost is included in determining the cost of production. The total cash cost is divided by the total number of tons of iron ore produced to calculate the cost of production per ton of iron ore. Our iron ore segment also includes met coke and pig iron. However, the cost of production presented for iron ore operations does not include met coke and pig iron.

•	In the case of copper, cost of production before by-product and free copper revenue relates only to our custom smelting and refining operations (and not for our mining operations), and consists of the cost of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa. Cost of production net of by-product and free copper revenue represents cost of production before by-product and free copper revenue, net of revenue earned from the sale of by-product, sulphuric acid and copper metal recovered in excess of paid copper metal are deducted from the cash costs, in line with the cost reporting practice of custom smelters globally. The total cash costs before by-product and free copper revenue and net of by-product and free copper revenue are divided by the total number of pounds of copper metal produced to calculate the cost of production before by-product and free copper revenue and net of by-product and free copper revenue per pound of copper metal produced.

•	Cost of production of aluminium includes the average cost of production in the BALCO and Odisha aluminium businesses. The cost of production before by-product revenue includes cost of purchased alumina, the cost of producing bauxite and conversion of bauxite/alumina into aluminium metal. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the sale of by-products, such as vanadium, which is consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total quantity of hot metal produced to determine the cost of production before by-product revenue and net of by-product revenue per ton of aluminium hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this report in calculating this measure. This is because, the hot metal production, which excludes the value added cost of casting, is the measure generally used in the aluminium metal industry for calculating measures of cost of production.

•	Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal or per barrel of oil equivalent as reported.

Cost of production of power for the Jharsuguda 2,400 MW power plant (and not for the 274 MW HZL power plant, the 270 MW BALCO power plant and 106.5 MW MALCO’s power plant) includes the cost of coal and other liquid fuels used for generating power and other overhead costs such as operating , maintenance and manpower costs. The total cost is divided by the total net units generated to calculate the cost of production per unit of energy produced.

Production Volume and Mix

Production volume has a substantial effect on our results of operations. We are generally able to sell all of the products we can produce, so our revenue generally fluctuates as a result of changes in our production volumes. Production volumes depend on our production capacities, which have increased in recent years across all our businesses. For our mining operations, production volumes also depend upon the quality and consistency of the ore. Per unit production costs are significantly affected by changes in production volumes in that, higher volumes of production generally reduce the per unit production costs. Therefore, our production volumes are a key factor in determining our overall cost competitiveness. The following table summarizes our production volumes for our primary products for the periods indicated:

		For the Six Months Ended September 30,
Segment	Product	2013	2014
		(tons except where otherwise stated)
Zinc India	Zinc	370,248	321,185
	Lead	64,450	64,232
	Silver	204	180
Zinc International
- Skorpion	Zinc	69,294	60,102
- BMM	Copper(1)	3,529	3,144
	Zinc(1)	15,834	13,919
	Lead(1)	25,054	16,841
Lisheen	Zinc(1)	74,920	62,549
	Lead(1)	11,268	9,441
Oil and Gas (on net basis)	Crude Oil (mmbbls)	15.2	14.7
	Natural Gas (mmscf)	1.7	1.5
Iron Ore	Iron Ore (million tons)	0	0.3
Copper	Copper cathode(2)	97,762	166,161
	Copper rods	50,180	80,647
Aluminium	Ingots(3)	217,885	253,458
	Rods	149,366	144,816
	Rolled Products(4) (5)	27,585	26,128
Power	Power (Million Units)	5,087	4,627

Note:

(1)	Refers to mined metal content in concentrate.
(2)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(3)	Includes captive consumption for project of 5 tons for six months ended September 2014, and 12 tons for six months ended September 2013.
(4)	Includes captive consumption for project of 3 tons for six months ended September 2014 and September 2013.
(5)	Includes trial run production of 24 kt for the six months ended September 2014.

Any general ban on resource extraction activities by the government of a jurisdiction containing resource extraction operations of us could have the effect of closing or limiting production from its operations. For example, our total iron ore production declined from 3.7 million tons in the six months ended September 2012 to nil tons in the six months ended September 2013 due to a suspension of mining activities in Goa by an order of the state government of Goa dated September 11, 2012, an order of the Supreme Court of India that has been in effect since October 5, 2012 and a ban on mining activities in Karnataka that was in effect from August 26, 2011 to April 18,2013. Periodically, our facilities are shut down for planned and unplanned repairs and maintenance which temporarily reduces our production volume.

In addition, the mix of products we produce can have a substantial impact on our results of operations as we have different operating margins in each of our businesses, and within each business our operating margins vary between the lower margins of primary metals and the higher margins of value-added products such as copper rods and aluminium rods and rolled products. For example, copper cathodes are converted in our copper rod plant into copper rods, a value-added product which has a higher margin than copper cathodes. As copper rods have higher margins, we endeavor to sell as large a percentage of copper rods as possible. As the production volume of our various products fluctuate primarily based on market demand and our production capacity for such products, the percentage of our revenue from those products will also fluctuate between higher and lower margin products, which will in turn cause our operating profit and operating margins to fluctuate.

Profit Petroleum

GoI is the owner of the hydrocarbons wherein it has assigned the responsibility to the joint operation (contractor) to explore, develop and produce the hydrocarbons. Contractor is entitled to recover out of petroleum produced, all the costs incurred according to the production sharing contracts in exploring, developing and producing the hydrocarbons, which is known as

“Cost Petroleum”. Excess of revenue (value of hydrocarbons produced) over and above the cost incurred as above, is called “Profit Petroleum”, which is shared between the GoI and contractor parties as per procedure laid down in production sharing contracts. Profit Petroleum sharing between GoI and the contractor is determined by (Post Tax Rate of Return) in case of Ravva and CB-OS/2 and on the investment multiple method in case of Rajasthan block as defined in their respective production sharing contracts.

The share of Profit Petroleum, in any year, is calculated for the contract/development area on the basis of the Post Tax Rate of Return investment multiple actually achieved by the companies at the end of the preceding year for the contract/development area.

For fiscal 2015, the Profit Oil or Profit Gas being paid to Government for the Rajasthan block is at the rate of 40% for Development Area-1 and at the rate of 30% for Development Area-2. Profit Petroleum Payable at Cambay block for fiscal year 2015 is Lakshmi-45%, Gauri-55% and CBX-60% to the GoI. For fiscal 2015, Profit Petroleum payable to the GoI is at 60% for the Ravva block.

With the increase in the operations and revenue in each block, the above mentioned percentage is subject to increase, leading to a higher government share of profit petroleum. This will have an adverse impact on our result of operations as it will lead to an increase in our share of profit petroleum expense to be paid to the GoI.

Government Policy

India Customs Duties

We sell our products in India at a premium to the LME price, due in part to the customs duties payable on imported products. Our profitability is affected by the levels of customs duties as we price our products sold in India generally on an import-parity basis. We also pay a premium on certain raw materials that we import, or which are sourced locally but are priced on an import-parity basis as a result of customs duties, with copper concentrate, coal, petroleum products, alumina, carbon and caustic soda being the primary examples. The following table sets forth the customs duties that were applicable for the periods indicated:

	March 1, 2011 to August 12, 2013	August 13, 2013 to Present
Copper	5.0%	5.0%
Copper concentrate	2.5%	2.5%
Zinc	5.0%	5.0%
Lead	5.0%	5.0%
Silver	6.0%	10.0%
Aluminium	5.0%	5.0%

In addition, the Finance Act (2 of 2004) of India, which has been in effect since July 8, 2004, levies an additional surcharge at the rate of 2.0% of the total customs duty payable which has been further increased to 3.0% of the total customs duty payable effective March 1, 2007. We are also liable to pay an additional duty of customs, countervailing duty or CVD, of 12.0% (prior to February 27, 2010 the CVD was 8.0%, from February 27, 2010 to March 17, 2012 the CVD was 10%) of the assessable value and basic custom duty, which is levied on imports in India. Education cess and secondary and higher education cess on CVD is reduced to nil from March 17, 2012 (prior to March 17, 2012 it was 3% of CVD).

The GoI may reduce or abolish customs duties on copper and aluminium in the future, although the timing and extent of such reductions cannot be predicted. As we sell the majority of the commodities we produce in India, any reduction in Indian tariffs on imports will decrease the premiums we receive in respect of those sales. Our profitability is dependent to a small extent on the continuation of import duties and any reduction would have an adverse effect on our results of operations and financial condition.

In February 2011, the import duty on copper concentrate and rock phosphate was increased from 2.0% to 2.5% and a 1% excise duty was also imposed on fly ash. The excise duty on fly ash was further increased to 2% vide notification dated February 17, 2012 in the event cenvat credit is not availed. However, if cenvat credit is availed, then the excise duty rate on fly ash becomes 6%.

Goods imported for the purposes of “Petroleum operations” are exempt from customs duty. Pursuant to a notification in March 2013, a customs duty of 2.5% was introduced by the GoI on bauxite (natural), in calcined and non-calcined form.

Export Incentives

The GoI provides a variety of export incentives to Indian companies. Indian exports of copper, aluminium and zinc receive assistance premiums from the GoI. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell as large a quantity of our products as possible domestically.

The following table sets forth the export assistance premiums, as a percentage of the free on board (FOB) value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

	October 9, 2012 to September 20, 2013 (percentage of FOB value of exports)	September 21, 2013 to Present (percentage of FOB value of exports)
Zinc concentrate	1.5%	1.3%
Zinc ingots	2.0%	1.7%
Lead concentrate	1.5%	1.3%

The following table sets forth the export assistance premiums, either as Indian Rupees per ton of exports or as a percentage of the FOB value of exports, on copper cathode and copper rods for the period indicated:

October 1, 2011 to Present (percentage of FOB value of exports)
Copper cathode	2.0%
Copper rods#	2.0%
Lead concentrate	1.5%

#	Applicable for export to Czech Republic only.

The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on aluminium ingots, aluminium rods and aluminium rolled products for the periods indicated:

	October 1, 2011 to September 12, 2013	September 13, 2013 to Present
Aluminium ingots	2.0%	1.7%
Aluminium rods	2.0%	1.7%
Aluminium rolled products	3.0%	3.0%

In the case of sales to Focus Markets (as defined herein), export assistance premiums for these products would extend to 3.0% to 4.0% of the FOB value of exports made to the countries specified under the Focus Market Scheme. The Focus Markets Scheme was implemented under Chapter 3 of the Foreign Trade Policy of India in 2009. The purpose of this scheme is to provide Indian exporters certain incentives such as tax benefits, and thereby enhance India’s export competitiveness in certain focus markets, including, but not limited to Argentina, Austria, Chile, Cambodia, New Zealand and Bulgaria (“Focus Markets”). The GoI may further reduce export incentives in the future, which would adversely affect our results of operations.

India export duties

The GoI levies duty on the export from India of certain products mentioned under the second schedule of the Customs Tariff Act 1975, including iron ore and concentrates, at a specified rate (ad valorem on the FOB value of exports).

Effective from March 1, 2011, the GoI raised export duty on iron ore fines and lumps from 5% and 10% respectively to an even rate of 20%, ad valorem on the FOB value of exports.

Effective from December 30, 2011, the GoI further raised the rate of export duty on iron ore fines and lumps from 20% to 30%.

Taxes, royalties and cess payments

Income tax on Indian companies is presently charged, and during the six months ended September 30, 2014 was charged, at a statutory rate of 30.0% plus a surcharge of 10.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 34.0%. Income tax on non-resident companies is charged at statutory rate of 40.0% plus a surcharge of 5.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 43.3%. We have in the past had an effective tax rate lower than the statutory rate, benefiting from tax incentives on infrastructure projects in specific locations.

Profits of companies in India are subject to either regular income tax or a Minimum Alternate Tax (MAT), whichever is greater. The MAT rate is currently, and during the six months ended September 30, 2014 for Indian companies was 20.9% and for non-resident companies was 20.0% of the book profits as prepared under generally accepted accounting principles in India, or Indian GAAP. The excess of amounts paid as Minimum Alternate Tax over the regular income tax amount during the year may be carried forward and applied towards regular income taxes payable in any of the succeeding ten years subject to certain conditions.

The tax rates imposed on us in respect of dividends paid in prior periods have varied. According to the Finance Act, 2014, dividend distribution tax is to be levied on gross distributable surplus amount instead of amount paid net of taxes. This has resulted in an increase in the dividend distribution tax to more than 20% from 16.995% in the earlier year. This tax is payable by the company declaring distributing or paying the dividends. Dividends from our Indian subsidiaries to us are also subject to this tax, though we do not pay income tax upon the receipt of any such dividends. The Income Tax Act provides that if a company receives a dividend from any of its Indian subsidiaries during the year and such subsidiary has paid a tax on its dividends, then the dividend distributed by the parent company to the extent of dividend received from the Indian subsidiary shall not be subject to dividend tax.

We currently pay an excise duty of 12.0% (prior to December 6, 2008 the excise duty was 14.0%, from December 6, 2008 to February 23, 2009, the excise duty was 10.0%, from February 24, 2009 to February 26, 2010, the excise duty was 8.0%, from February 27, 2010 to March 16, 2012 the excise duty was 10%) and an additional charge of 3.0% on the excise duty based on all of our domestic production intended for domestic sale. We charge the excise duty and additional charge to our domestic customers. We pay excise duty on metallurgical coke at the rate of 6.0% and an additional charge of 3.0% on the excise duty. HZL pays excise duty on silver at the rate of 8.0% effective from August 13, 2013 (4.0% prior to that) and an additional charge of 3.0% on the excise duty.

We are also subject to government royalties. We pay royalties to the state governments of Chhattisgarh, Rajasthan, Goa and Karnataka in India based on extraction of bauxite, lead-zinc and iron ore. Most significant of these is the royalty that HZL is required to pay to the state government of Rajasthan, where all of HZL’s mines are located at a rate of 10.0% with effect from September 1, 2014 (with the rate being 8.4% prior to September 1, 2014 and 6.6% prior to August 13, 2009), of the zinc LME price payable on the zinc metal contained in the concentrate produced, 14.5% with effect from September 1, 2014 (with the rate being 12.7% prior to September 1, 2014 and 5.0% prior to August 13, 2009) of the lead LME price payable on the lead metal contained in the concentrate produced and at a rate of 7.0% of silver LME price chargeable on silver-metal produced. The royalties paid by BALCO on extraction of bauxite are not material to our results of operations. Royalty payable at our iron ore business is at 15% ad valorem, the rate declared by the Indian Bureau of Mines on a monthly basis with effect from September 1, 2014 (with the rate being 10.0% prior to September 1, 2014).

Royalty is also payable at Cairn India to the state government of Rajasthan, Andhra Pradesh and Gujarat for the extraction of crude oil and natural gas. We also pay cess to the GoI. Generally in respect of oil and gas operations, royalty and cess payments are made by the joint operation partners in proportion to their participating interest and are cost recoverable.

For Rajasthan Block, entire royalty payments are made by ONGC at the rate of 20% of well-head value for crude oil and 10% of well-head value for natural gas and are cost recoverable. Cess is paid at the rate of Rs. 4500/MT for crude oil which was Rs. 2500/MT till March 16, 2012, with additional Rs. 51.5/MT as National Calamity Contingent Duty, or NCCD. Sales tax payments are made at the rate of 2% (Central Sales Tax) on sale of both crude oil and natural gas.

For Ravva block, royalty is Rs. 481/MT and cess is fixed at Rs. 900/MT on crude oil. Royalty on natural gas is 10% of well-head value of gas. Sales tax payments stand at 2% (Central Sales Tax) or 5% (Value Added Tax) on crude oil and 14.5% on natural gas. For Cambay block, entire royalty and cess payments are made by ONGC and are not cost recoverable. We only participate in the payment of NCCD at the rate Rs. 51.5/MT. Sales tax payments (Value Added Tax) are made at the rate of 5% and 15% on crude oil and natural gas, respectively. For all the above blocks, education surcharge was paid at 3% of applicable cess value, which has been discontinued as per Ministry of Finance circular with effect from December 2013.

We also pay royalties to the state government of Tasmania in Australia, based on our extraction of copper ore. The royalty is based on the operations at CMT at a rate equal to (a) the sum of (x) 1.9% (1.6% upto December 31, 2011) of the revenue plus (y) 0.4 times the profit multiplied by (b) the profit margin over revenue, subject to a cap of 5.35% (5.0 % up to December 31, 2011) of revenue, effective from January 1, 2012.

Our royalties in Zinc International business are as follows:

•	3.0% of sale value of the products for Skorpion;

•	7.0% of turnover for BMM. The royalty rate applied on the turnover is 0.5% if the adjusted earnings before interest and tax (“adjusted EBIT”) is negative, and in the event the adjusted EBIT is positive, the royalty rate applied on the turnover is 0.5% plus the rate computed at 100/9 times the adjusted EBIT upon turnover. In any event, the maximum royalty rate is capped at 7.0%; and

•	3.5% of turnover for Lisheen. The turnover is identified as gross revenue less smelter deductions, treatment charges, freight and marine insurance charges on a semi-annual basis.

There are several tax incentives available to companies operating in India, including the following:

•	profits from newly established units in special economic zones are entitled to a tax holiday for a specified period;

•	profits from newly established units in certain geographical areas are entitled to a tax holiday for a specified period

•	profits from newly constructed power plants (including for captive use) benefit from a tax holiday for a specified period;

•	profits from newly established undertaking which begins commercial production or refining of mineral oil;

•	renewable energy devices being windmills installed on or before March 31, 2012 are eligible for accelerated depreciation at 80.0%. However, units that have opted for generation based incentive are not eligible for the said accelerated depreciation; and

•	income from investment in mutual funds is exempt from a tax subject to certain deductions.

We have benefited from these tax incentives. Such benefits have resulted in lower effective tax rates, both within Sesa Sterlite and in some of our operating subsidiaries such as Cairn, BALCO and HZL. HZL’s new export unit, effective from the quarter ended June 30, 2008, has benefited from its 100.0% export unit status, where profits on export sales are exempt from tax for a specified period. The export unit status expired on March 31, 2011. HZL also benefits from a tax holiday exemption with respect to its newly commissioned zinc ingot melting and casting plant at Haridwar and silver refinery, zinc and lead melting casting plant at Pantnagar in the State of Uttarakhand in North India. Cairn’s block at Rajasthan block enjoys tax holiday with respect to its Rajasthan blocks. BALCO and HZL have considerable investments in captive power plants enjoying tax exemptions, and HZL has also benefited from establishing wind energy generating projects. In addition, a large part of Sesa Sterlite, Cairn and HZL’s investment of surplus cash are in tax exempt instruments. Commercial power business also enjoys a tax exemption on their independent power plants for ten years from the date of commencement of their operations. The Vizag port is also subject to favorable tax treatment.

Exchange Rates

We sell commodities that are typically priced by reference to US Dollar prices. However, a majority of our direct costs in our zinc, aluminium and power businesses and our smelting and refining costs in our copper business are incurred in Indian Rupees and to a much lesser extent in Australian Dollars, South African Rand and Namibian Dollars. Also, all costs with respect to imported material for all our businesses are generally incurred in US Dollars. As a result, an increase in the value of the US Dollar compared to the Indian Rupee, and to a lesser extent the Australian Dollar, South African Rand and Namibian Dollar, is generally beneficial to our results of operations, except to the extent that the increase results in increased costs of copper concentrate, alumina and other imported materials for our businesses. A decrease in the value of the US Dollar relative to the Indian Rupee, Australian Dollar, South African Rand and Namibian Dollar has the opposite effect on our results of operations.

The following table sets forth the average value of the Indian Rupee against the US Dollar and the Australian Dollar against the US Dollar for the periods indicated:

	For the Six Months Ended September 30,
	2013		2014
	(per US Dollar)
Indian Rupees	Rs.	59.11	Rs.	60.19
Australian Dollars	AUD	1.05	AUD	1.08
Namibia Dollars	NAD	9.73	NAD	10.65
South African Rand	ZAR	9.73	ZAR	10.65

Source: Reserve Bank of India, oanda.com

The average exchange rate of the Indian Rupee against the US Dollar was Rs. 60.19 per US Dollar during the six months ended September 30, 2014 as compared to Rs. 59.11 per US Dollar during the six months ended September 30, 2013, a depreciation of 1.8%, which improved our revenues.

Results of Operations

Overview

Consolidated Statement of Income

The following table is derived from our unaudited condensed consolidated financial data and sets forth our historical operating results as a percentage of revenue for the periods indicated:

	For the Six Months Ended September 30,
	2013	2014
	(In percentages)
Consolidated Statement of Income:
Revenue	100.0	100.0
Cost of sales(1)	(77.2)	(77.9)
Gross Profit(1)	22.8	22.1
Other operating income(1)	0.6	0.7

Distribution cost	(1.8)	(1.5)
Administration expenses(1)	(5.2)	(4.2)
Operating profit(1)	16.4	17.1
Investment income(1)	5.7	7.3
Finance costs(1)	(14.1)	(9.6)
Profit before taxes	8.0	14.8
Tax expense(2)	(5.9)	(2.7)
Profit for the period(2)	2.1	12.1
Profit attributable to:
Equity holders of the parent	(3.0)	5.8
Non-controlling interest	5.1	6.3

Note:

(1)	Certain foreign exchange-related income and expenses for the six months ended September 30, 2013 have been reclassified in accordance with our current accounting policies on foreign exchange transactions. Although, such reclassification does not have any impact on our profit for the six months ended September 30, 2013, it has resulted in a change in our operating profit and segment profit.
(2)	The reorganization transactions described in our annual report on Form 20-F for the fiscal year ended March 31, 2014, were completed during the six months ended September 30, 2013. As a result of such reorganization transactions, and in accordance with accounting policies adopted and applied as of March 31, 2014, certain income tax and deferred tax benefits arising from such reorganization transactions have been recognized retrospectively in the relevant fiscal years of 2011, 2012 and 2013. Accordingly, an amount aggregating to Rs. 19,668 million that was previously recognized as income in the six months ended September 30, 2013 has now been accounted for in the relevant fiscal years of 2011, 2012 and 2013, and profit after tax for the six months ended September 30, 2013 was reduced by Rs. 19,668 million. See Note 2(d) to our unaudited condensed consolidated financial statements for more information.

Comparison of the six months ended September 30, 2013 and September 30, 2014

Revenue, Other Operating Income and Operating Profit

Consolidated

Revenue increased from Rs.323,868 million during the six months ended September 30, 2013 to Rs.364,790 million ($ 5,891.3 million) during the six months ended September 30, 2014, an increase of Rs.40,922 million, or 12.6%. Revenue increased primarily on account of the earlier year period revenue being impacted by the temporary closure of the Tuticorin copper smelter for a quarter and on account of higher LME prices and premia in aluminium and zinc businesses during the six months ended September 30, 2014, inventory sales from Karnataka mines and higher pig iron output and realisations. Further, the depreciation in Indian Rupee against the US Dollar by 1.8% contributed marginally to the increase in revenue.

These increases were partially offset by planned maintenance shutdown of the Mangala processing terminal and higher share of profit petroleum outflow to the GoI in Cairn India, as well as lower volumes in our Zinc India business.

Other operating income improved from Rs. 1,924 million during the six months ended September 30, 2013 to Rs. 2,708 million ($43.7 million) during the six months ended September 30, 2014, an increase of Rs. 785 million primarily on account of liquidated damages recovered from an EPC contractor in our power business.

Operating profit increased from Rs. 52,994 million during the six months ended September 30, 2013 to Rs. 62,404 million ($1,007.8 million) during the six months ended September 30, 2014, an increase of Rs. 9,410 million, or 17.8%. The increase was largely due to higher LME and metal premium in the zinc and aluminium businesses, improved volumes and operating efficiency in the aluminium business and higher realisation due to Rupee depreciation. The operating profit increase is also attributable to the profit of the earlier year period being affected by lower volumes from our copper business due to temporary closure of the Tuticorin smelter, impairment of mining reserve in the Zinc international business of Rs. 2,807 million and losses recognised on account of foreign exchange payables in the power business. However, the improvement in the operating profit during the six months ended September 30, 2014 was partially offset by lower volumes in the oil and gas and zinc businesses, increase in the share of profit petroleum pay out in the Rajasthan block in the oil and gas business, provision of Rs. 2,214 million to reduce inventories to a net realizable value in the iron ore business and increase in the cost of production across businesses. Operating profit margin increased from 16.4% during the six months ended September 30, 2013 to 17.1% during the six months ended September 30, 2014.

Factors contributing to the fall in the operating profit were as follows:

•	Cost of sales increased from Rs. 250,088 million during the six months ended September 30, 2013 to Rs. 284,396 million ($4,593.0 million) during the six months ended September 30, 2014, an increase of Rs. 34,308 million, or 13.7%. Cost of sales increased primarily due to the increase in volume of production in copper and general increase in the cost of production across operations. As a result, cost of sales as a percentage of revenue increased from 77.2%, during the six months ended September 30, 2013 to 77.9% during the six months ended September 30, 2014.

•	Distribution costs decreased from Rs. 5,748 million during the six months ended September 30, 2013 to Rs. 5,399 million ($87.2 million) during the six months ended September 30, 2014, a decrease of Rs. 349 million, driven the decrease in spend across zinc, aluminium and power businesses.

•	Administration expenses decreased from Rs. 16,962 million in the six months September 30, 2013 to Rs. 15,299 million ($247.1 million) during the six months ended September 30, 2014, a decrease of Rs. 1,663 million, or 9.8%, as the increase due to provision on inventories in the iron ore business was more than offset by losses recorded on account of foreign exchange payables primarily in the aluminium, and oil and gas business in the earlier year period. As a percentage of revenue, administration expenses decreased from 5.2% for the six months ended September 30, 2013 to 4.2% during the six months ended September 30, 2014.

Zinc India

Revenue in the Zinc India segment increased from Rs. 62,514 million during the six months ended September 30, 2013 to Rs. 65,856 million ($1,063.6 million) during the six months ended September 30, 2014, an increase of Rs. 3,342 million, or 5.4%. The increase was primarily on account of higher zinc and lead LME prices and increase in metal premiums, which was partly offset by lower volumes and lower silver LBMA prices. Specifically:

•	zinc ingot production decreased from 370,248 tons during the six months ended September 30, 2013 to 321,185 tons during the six months ended September 30, 2014, a decrease of 13.3%. The decrease was due to lower mined metal production on account of higher waste excavation as per our mine plan at Rampura Agucha. The waste excavation has enabled us to expose the desired ore body, which should translate to higher mined metal production in the second half of the fiscal year. Zinc ingot sales also decreased from 367,813 tons during the six months ended September 30, 2013 to 319,640 tons during the six months ended September 30, 2014, a decrease of 13.1%, following the decrease in the refined metal production.

•	zinc ingot sales in the domestic market decreased from 273,537 tons during the six months ended September 30, 2013 to 264,535 tons during the six months ended September 30, 2014, a decrease of 3.3%. However, the impact of the production decrease was mostly taken in the relatively low margin export sales, with the export sales decreasing from 94,276 tons during the six months ended September 30, 2013 to 55,105 tons during the six months ended September 30, 2014, a decrease of 41.5%. As a result, our domestic sales as a percentage of total sales increased from 74.4% during the six months ended September 30, 2013 to 82.8% during the six months ended September 30, 2014.

•	the daily average zinc cash settlement price on the LME increased from $1,850 per ton during the six months ended September 30, 2013 to $2,196 per ton during the six months ended September 30, 2014, an increase of 18.7%.

•	the daily average lead cash settlement price on the LME increased from $2,076 per ton during the six months ended September 30, 2013 to $2,140 per ton during the six months ended September 30, 2014, an increase of 3.1%.

•	Zinc India did not sell any metal concentrate during the six months ended September 30, 2014, as well as six months ended September 30, 2013.

•	lead ingot production decreased marginally from 64,450 tons during the six months ended September 30, 2013 to 64,232 tons during the six months ended September 30, 2014, a marginal decrease of 0.3%. Lead ingots sales increased from 60,749 tons during the six months ended September 30, 2013 to 61,734 tons during the six months ended September 30, 2014, an increase of 1.6%. The daily average lead cash settlement price on the LME increased from $2,076 per ton during the six months ended September 30, 2013 to $2,140 per ton during the six months endedSeptember30, 2014, an increase of 3.1%.

•	silver ingot production decreased from 203,842 kg during the six months ended September 30, 2013 to 180,115 kg during the six months ended September 30, 2014, a decrease of 11.6%, primarily due to lower lead volume. The daily average silver London Bullion Metal Association (LBMA) price decreased from $714 per kg to $ 633 per kg, a fall of 11.3% during the six months ended September 30, 2014 as compared to the six months ended September 30, 2013. Sale of silver ingots decreased from 182,769 kg during the six months ended September 30, 2013 to 162,180 kg during the six months ended September 30, 2014, a decrease of 11.3%, in line with the decrease in production.

Operating profit in the Zinc India segment increased marginally from Rs. 29,214 million during the six months ended September 30, 2013 to Rs. 29,443 million ($475.5 million) during the six months ended September 30, 2014, an increase of Rs. 229 million, or 0.8%. The increase was on account of higher LME prices of zinc and lead, increase in metal premiums and Rupee depreciation against the US dollar, offset by lower volumes and the increase in the cost of production. As a result, operating margin weakened form 46.7% during the six months ended September 30, 2013 to 44.7% during the six months ended September 30, 2014.

Zinc International

Revenue to external customers in the Zinc International segment decreased from Rs. 20,839 million during the six months ended September 30, 2013 to Rs. 18,480 million ($298.4 million) during the six months ended September 30, 2014, a decrease of Rs. 2,359 million or 11.3% primarily due to lower volumes. Refined metal production at Skorpion was lower due to unplanned maintenance activities at mill. Zinc-lead mined metal production was lower at Lisheen mainly due to lower grades as per mine plan sequencing, and at BMM primarily due to grade slippage. Specifically:

•	production of refined zinc metal at Skorpion decreased from 69,294 tons during the six months ended September 30, 2013 to 60,102 tons during the six months ended September 30, 2014, a decrease of 9,193 tons or 13.3%.

•	production of zinc metal in concentrate (MIC) from the Lisheen and BMM mines decreased from 90,754 tons during the six months ended September 30, 2013 to 76,468 tons during the six months ended September 30, 2014, a fall of 14,286 tons or 15.7%. Production of lead MIC also decreased from 36,322 tons to 26,281 tons, a decrease of 10,041 tons or 27.6%.

•	the daily average zinc cash settlement price on the LME increased from $1,850 per ton during the six months ended September 30, 2013 to $2,196 per ton during the six months ended September 30, 2014, an increase of 18.7%.

•	the daily average lead cash settlement price on the LME increased from $2,076 per ton during the six months ended September 30, 2013 to $2,140 per ton during the six months ended September 30, 2014, an increase of 3.1%.

Profitability in the Zinc International segment improved from an operating loss of Rs. 59 million during the six months ended September 30, 2013 to an operating profit of Rs.2,165 million ($35.0 million) during the six months ended September 30, 2014, an improvement of Rs. 2,224 million. The improvement was largely on account of Rs. 2,807 million impairment charge recorded during the six months ended September 30, 2013 against the value of mining reserve in Lisheen, which had resulted in an operating loss during the earlier year period. Higher zinc prices during the current year period also contributed to the profitability improvement, partially offset by the impact of lower volumes, and the increase in cash costs. Operating margin improved from negative 0.3% during the six months ended September 30, 2013 to 11.7% during the six months ended September 30, 2014.

Oil & Gas

Revenue from external customers in the oil and gas segment decreased from Rs. 87,184 million during the six months ended September 30, 2013 to Rs. 84,491 million ($1,364.5 million) during the six months ended September 30, 2014, a decrease of Rs. 2,693 million, or 3.1%, primarily due to lower volumes, higher profit payouts to government towards profit petroleum at the Rajasthan block, and marginal fall in oil prices. Volumes were lower during the six months ended September 30, 2014 as against the comparable prior year period due to planned maintenance shutdown at Mangala Processing Terminal and suspension of gas sales at Ravva for a period of three months until the mid of October 2014, on account of a single customer undertaking a major unplanned maintenance activity within Andhra Pradesh pipeline network. Specifically:

•	Gross Oil and gas production decreased from 39.0 mmboe during the six months ended September 30, 2013 to 37.7 mmboe during the six months ended September 30, 2014, a decrease of 3.2%. Working Interest oil and gas production decreased from 24.2 mmboe during the six months ended September 30, 2013 to 23.9 mmboe during the six months ended September 30, 2014, a decrease of 1.5%.

•	Entitlement interest sales decreased from 15.6 mmboe during the six months ended September 30, 2013 to 14.8 mmboe during the six months ended September 30, 2014, a decrease of 0.8 mmboe or 5.4%. The fall was on account of increase in profit petroleum tranche payable to the GoI according to the production sharing contracts.

•	all the oil and gas produced is sold domestically.

•	the daily average oil and gas cash settlement price on the European brent decreased from $106.4 per boe during the six months ended September 30, 2013 to $105.8 per boe during the six months ended September 30, 2014, a decrease of 0.8%. In accordance with the Rajasthan block Production Sharing Contract, the crude is benchmarked to Bonny Light, West African low sulphur crude that is frequently traded in the region, with appropriate adjustments for crude quality. The implied crude price realised for H1 FY 2014-15 (average of six months up to September 2014) lies within the stated guidance of 8%-13% discount to Brent.

Operating profit in the oil and gas segment decreased from Rs. 20,656 million during the six months ended September 30, 2013 to Rs. 19,064 million ($307.9 million) during the six months ended September 30, 2014, a decrease of Rs. 1,592 million, or 7.7%. This decrease was largely on account of lower volumes, rise in the profit petroleum share, fall in daily average brent prices, higher maintenance expenses due to the planned shutdown and higher write off of unsuccessful exploration expenses, partially offset by gains incurred due to currency conversion as a result of Rupee depreciation against the US Dollar. Operating margin decreased from 23.7% during the six months ended September 30, 2013 to 22.6% during the six months ended September 30, 2014.

Iron Ore

Production resumed at Karnataka in December 2013 and 0.3 mt has been produced and 1.1 mt has been sold through e-auctions during the six months ended September 30, 2014. However, the production has been stopped at the mine since August 2014, due to the expiry of the temporary forest clearance. Forest clearance and mining lease renewal is expected to be received during the current fiscal year.

Revenue from external customers in the iron ore segment increased from Rs. 8,245 million during the six months ended September 30, 2013 to Rs. 10,477 million ($169.2 million) during the six months ended September 30, 2014, an increase of Rs. 2,232 million, or 27.1%. Specifically:

•	iron ore production increased from 0.0 tons during the six months ended September 30, 2013 to 0.3 million tons during the six months ended September 30, 2014, driven by the operation of the Karnataka mines until August 2014, before the expiry of the temporary forest clearance.

•	iron ore sales also increased from 0.0 million tons during the six months ended September 30, 2013 to 1.1 million tons during the six months ended September 30, 2014, reflecting the sales from the Karnataka mines.

•	the entire iron ore sales during the six months ended September 30, 2014 was in the domestic market. The production of pig iron increased by 26% to 300,000 tons during the six months ended September 30, 2014 as compared to 238,000 tons during the six months ended September 30, 2013.

Operating loss in the iron ore segment increased from Rs. 2,086 million during the six months ended September 30, 2013 to Rs. 2,138 million ($34.5 million) during the six months ended September 30, 2014, an increase in the loss by Rs.52 million. The increase in loss was on account of provision of Rs. 2,214 million to reduce inventories to a net realizable value in view of the ruling of the Supreme Court of India that the iron ore miners would get the carrying cost for the existing inventories.

Copper

Revenue in the copper segment increased from Rs.72,613 million for the six months ended September 30, 2013 to Rs.110,261 million ($1,780.7 million) for the six months ended September 30, 2014, an increase of Rs.37,648 million, or 51.9%. This increase was primarily due to significant higher volumes and higher treatment and refining charges, partially offset by lower daily average copper LME prices. Volumes were higher despite the 23 days planned maintenance shutdown undertaken during the six months ended September 30, 2014, as the plant was under temporary closure during the first quarter of previous year. Treatment and refining charge realized was 20.0 US cents per pound for the six months ended September 30, 2014 as compared to 14.6 US cents per pound for the six months ended September 30, 2013, an increase of 37.0%. Specifically:

•	copper cathode production increased from 97,762 tons during the six months ended September 30, 2013 to 166,161 tons during the six months ended September 30, 2014, an increase of 68,399 tons, or 70.0%. Copper cathode sales increased from 48,065 tons during the six months ended September 30, 2013 to 86,855 tons during the six months ended September 30, 2014, an increase of 80.7%. The increase in sales was in line with the increase in production.

•	production of copper rods increased from 50,180 tons during the six months ended September 30, 2013 to 80,647 tons during the six months ended September 30, 2014, an increase of 60.7%. Copper rod sales increased from 49,238 tons during the six months ended September 30, 2013 to 79,294 tons during the six months ended September 30, 2014, an increase of 60.7%. The increase in sales was in line with the increase in production.

•	sales of copper in the Indian market increased from 57,769 tons during the six months ended September 30, 2013 to 90,602 tons during the six months ended September 30, 2014, an increase of 56.8%, and our exports increased from 39,624 tons during the six months ended September 30, 2013 to 75,547 tons during the six months ended September 30, 2014, an increase of 90.7%. Our domestic sales as a percentage of total sales decreased from 59.3% during the six months ended September 30, 2013 to 54.5% during the six months ended September 30, 2014. The daily average copper cash settlement price on the LME decreased from $7,110 per ton during the six months ended September 30, 2013 to $6,894 per ton during the six months ended September 30, 2014, a decrease of 3.0%.

•	net conversion costs decreased from 13.8 US cents per pound during the six months ended September 30, 2013 to 4.8 US cents per pound during the six months ended September 30, 2014, primarily on account of higher sulphuric acid sale prices and lower power rate as the power requirement was met through our captive power plant.

•	mined metal production from our Australian mine decreased from 11,806 tons during the six months ended September 30, 2013 to zero tons during the six months ended September 30, 2014, as our Australian mine in which operations were suspended since January 2014 following a mud slide incident, was put under care and maintenance in July 2014.

Operating profit in the copper segment increased from Rs. 3,194 million during the six months ended September 30, 2013 to Rs. 5,030 million ($81.2 million) during the six months ended September 30, 2014, an increase of Rs. 1,836 million, or 57.5%. The increase in operating profit was primarily due to higher production, lower production costs on account of high by-product realization and lower power rates on account of increased power supply from our captive power plant, higher treatment and refining charges and higher metal premium.

Aluminium

Revenue from external customers in the aluminium segment increased from Rs. 51,663 million during the six months ended September 30, 2013 to Rs. 58,506 million ($944.9 million) during the six months ended September 30, 2014, an increase of Rs. 6,843 million, or 13.3%, primarily due to higher sales volumes, higher LME prices and increased premium. Specifically:

•	aluminium production increased from 394,836 tons during the six months ended September 30, 2013 to 424,402 tons during the six months ended September 30, 2014, an increase of 7.5%.

•	aluminium sales increased from 388,114 tons during the six months ended September 30, 2013 to 410,995 tons during the six months ended September 30, 2014, an increase of 5.9%. Sales of aluminium ingots increased from 215,514 tons during the six months ended September 30, 2013 to 247,085 tons during the six months ended September 30, 2014, an increase of 14.6%. However, sale of wire rods and rolled products decreased during the period, in line with the market conditions. Rolled product sales decreased from 24,662 tons during the six months ended September 30, 2013 to 23,662 tons during the six months ended September 30, 2014, a decrease of 4.1%. Wire rod sales decreased from 147,938 tons during the six months ended September 30, 2013 to 140,247 tons during the six months ended September 30, 2014, a decrease of 5.2%.

•	we endeavor to sell large quantities of our products domestically, where we receive an Indian market premium. However, aluminium sales in the domestic market decreased from 285,930 tons during the six months ended September 30, 2013 to 257,703 tons during the six months ended September 30, 2014, a decrease of 9.9%. Our aluminium exports increased from 102,184 tons during the six months ended September 30, 2013 to 153,292 tons during the six months ended September 30, 2014 due to lower offtake in the domestic market. Our domestic sales as a percentage of total sales decreased from 73.7% during the six months ended September 30, 2013 to 62.7% during the six months ended September 30, 2014.

•	the daily average aluminium cash settlement price on the LME increased from $1,807 per ton during the six months ended September 30, 2013 to $1,896 per ton during the six months ended September 30, 2014, an increase of 4.9%.

•	the benchmark Japanese premium increased by $136 per ton during the six months ended September 30, 2014 as compared to the six months ended September 30, 2013, due to tightness in the physical market.

Operating profit in the aluminium segment more than tripled from Rs. 1,159 million during the six months ended September 30, 2013 to Rs. 5,168million ($83.5 million) during the six months ended

September 30, 2014, an increase of Rs. 4,009 million. This increase was primarily on account of higher volumes, higher LME prices, higher metal premiums, higher realisation on account of Rupee depreciation over the US Dollar, and lower forex loss as compared to prior period, partially offset by the increase in the average cost of production.

The cost of production net of by-product revenue at Jharsuguda smelter was higher by 3% at US$1,688 per ton as compared to US$1,637 per ton during the corresponding period earlier year, primarily on account of higher alumina and coal costs. At BALCO, aluminium cost of production net of by-product revenue was higher by 6% at US$1,964 per ton as compared to US$1,844 per ton during the corresponding period earlier year, primarily on account of higher alumina costs and further tapering of coal linkage, partially offset by lower specific power consumption and other operational efficiencies. Operating margin increased from 2.2% during the six months ended September 30, 2013 to 8.8% during the six months ended September 30, 2014.

Power

Revenue from external customers in the power segment decreased from Rs. 20,363 million during the six months ended September 30, 2013 to Rs. 15,950 million ($257.6 million) during the six months ended September 30, 2014, a decrease of Rs. 4,413 million or 21.7%, on account of lower power sales from Sesa Sterlite’s 2,400MW, BALCO’s 270MW power plant and at MALCO Energy’s 106.5 MW power plant. Specifically:

•	Power sold decreased from 5,086 million units (MU) during the six months ended September 30, 2013 to 4,627 MU during the six months ended September 30, 2014, a decrease of 9.0%. The Jharsuguda 2,400 MW power plant operated at a PLF of 40% during the six months ended September 30, 2014, lower than the corresponding period previous year, on account of power evacuation constraints for open access sales and weaker power market. Power from Balco 270 MW power plant was primarily used to ramp up 84 pots of the 325kt Korba-II smelter, limiting the external sales. Power sale from MALCO Energy was also lower due to lower offtake by Tamil Nadu Electricity Board given the higher availability of wind power in the state during the period.

•	the average power realization decreased from Rs. 3.68 per unit during the six months ended September 30, 2013 to Rs. 3.35 per unit during the six months ended September 30, 2014, a decrease of 9.1%, reflecting the market conditions.

•	The average cost of generation decreased from Rs.2.30 per unit during the six months ended September 30, 2013 to Rs. 2.09 per unit during the six months ended September 30, 2014, reflecting the cost reduction in the 2,400 MW thermal power plant. The cost of generation at the 2,400 MW power plant decreased from Rs 2.25 per unit for the six months ended September 2013 to Rs 1.98 per unit for the six months ended September 2014, due to better coal mix on account of lower generation

Operating profit in the power segment increased from Rs. 924 million during the six months ended September 30, 2013 to Rs. 3,633 million ($58.7 million) during the six months ended September 30, 2014, an increase of Rs. 2,709 million. The increase was primarily due to losses of Rs. 2,626 million on foreign exchange payables at Talwandi Sabo Power Limited due to Rupee depreciation against the US Dollar recognised during the prior year period, partially offset by lower margins and lower sale volumes. Operating margin increased from 4.5% during the six months ended September 30, 2013 to 22.8% during the six months ended September 30, 2014.

Investment Revenue

Investment revenue increased from Rs. 18,642 million during the six months ended September 30, 2013 to Rs.26,765 million ($432.2 million) during the six months ended September 30, 2014, an increase of Rs. 8,123 million, or 43.6%, due to higher return on investments in debt instruments, primarily held in Zinc India and Cairn India, on account of softer yields.

Finance costs

Finance costs decreased from Rs. 45,824 million during the six months ended September 30, 2013 to Rs. 35,125 million ($567.3 million) during the six months ended September 30, 2014, a decrease of Rs. 10,698 million or 23.4%. The decrease is largely on account of lower losses recognized due to foreign exchange differences during the year.

Tax expense

Tax expense was at Rs. 9,747 million ($157.4 million) during the six months ended September 30, 2014, as compared to Rs. 19,147 million during the six months ended September 30, 2013. Our effective income tax rate, calculated as tax expense owed divided by our profit before taxes was at 18.0% during the six months ended September 30, 2014, as against 74.2% during the six months ended September 30, 2013. The tax rate was high during the six month ended September 30, 2013, primarily due to increase in deferred tax liability on fair valuation of Cairn India assets, driven by increase in tax surcharge rate.

Non-controlling interest

Profit attributable to non-controlling interest increased from Rs. 16,391 million during the six months ended September 30, 2013 to Rs. 23,083 million ($372.8 million) during the six months ended September 30, 2014, an increase of Rs. 6,692 million, or 40.8%. The increase was mainly on account of increase in the profit earned during the six months ended September 30, 2014 as against the earlier year period. Non-controlling interest as a percentage of profit was at 52.1% for six months ended September 30, 2014.

Liquidity and Capital

As of September 30, 2014, we had cash and short-term investments and deposits (excluding restricted cash) totaling Rs. 492,581 million ($7,955.1 million), short term borrowings of Rs. 210,803 million ($3,404.4 million) and long term borrowings of Rs. 506,052 million ($8,172.7 million). Sesa Sterlite had, on a standalone basis, cash and short-term investments totaling Rs. 30,754 million ($496.7 million) and borrowings of Rs. 338,129 million ($5,460.7 million).

The cash flow summary of net cash provided or used for the period indicated:

	For the Six Months Ended September 30,
	2013	2014	2014
	(Rs. in millions)	(Rs. in millions)	(US Dollars in millions)
Net cash provided by/ (used in):
Operating activities	5,974	51,216	827.1
Investing activities	(39,013)	28,923	467.1
Financing activities	29,877	(57,271)	(924.9)

Net Cash Provided by Operating Activities

Net cash from continuing operating activities was Rs. 51,216 million ($827.1 million) during the six months ended September 30, 2014 as compared to net cash from continuing operating activities of Rs. 5,974 million during the six months ended September 30, 2013. Net increase in cash flows from operating activities was mainly due to following reasons:

•	net purchase of short term investments of Rs. 12,567 million ($203.0 million) in six months ended September 2014 compared to net purchase of short term investments of Rs. 60,046 million in six months ended September 2013.

•	The cash released from operating assets and liabilities (working capital) in six months ended September 2014 was Rs.556 million ($9.0 million) compared to cash used of Rs. 18,354 million in six months ended September 2013.

•	Interest received of Rs. 10,736 million ($173.4 million) in six months ended September 2014 compared to Rs. 6,557 million in six months ended September 2013.

•	Income tax paid of Rs. 17,567 million ($283.7 million) in six months ended September 2014 compared to Rs. 24,954 million in six months ended September 2013.

•	Interest paid of Rs. 54,579 million ($881.4 million) in six months ended September 2014 compared to Rs. 22,775 million in six months ended September 2013.

Net Cash Used in Investing Activities

Net cash generated from investing activities was Rs. 28,923 million ($467.1 million) during the six months ended September 30, 2014 as compared to net cash used in investing activities of Rs. 39,013 million during the six months ended September 30, 2013. Increase in net cash generated from investing activities was due to:

•	Net cash inflow from short term deposits of Rs. 89,743 million ($1,449.3 million) in six months ended September 2014 as compared to net cash outflow of Rs. 3,930 million during the six months ended September 2013.

•	Nil net cash inflow from related parties in six months ended September 2014 as compared to net cash outflow of Rs. 3,645 million in six months ended September 2013.

•	Higher cash used in our expansion projects and in exploration of Rs.57,406 million ($927.1 million) in six months ended September 2014 as compared to Rs. 38,527 million in six months ended September 2013.

•	Increase in net restricted cash and cash equivalents by Rs. 3,413 million ($55.1 million) in six months ended September 2014 as compared to Rs. 770 million in six months ended September 2013.

Net Cash Provided by Financing Activities

Net cash used in financing activities was Rs. 57,271 million ($924.9 million) during the six months ended September 30, 2014 compared to net cash generated from financing activities of Rs. 29,877 million in the six months ended September 30, 2013 primarily on account of :

•	Net cash inflow from long term and short term debts (other than working capital, acceptances and related party debt) of Rs. 69,866 million ( $ 1,128.3 million) in six months ended September 2014 as compared net cash outflow of Rs. 53,941 million in the six months ended September 30, 2013.

•	Net cash outflow towards working capital loan and acceptances of Rs. 20,523 million ( $331.4 million) in six months ended September 2014 as compared net cash inflow of Rs. 9,490 million in the six months ended September 30, 2013.

•	Net cash outflow towards loan to related party of Rs. 73,135 million ($ 1,181.1 million) in six months ended September 2014 as compared net cash inflow of Rs. 88,028 million in the six months ended September 30, 2013.

•	Payment of dividends of Rs.21,790 million ($351.9 million) in six months ended September 2014 as compared to Rs. 13,702 million in the six months ended September 30, 2013.

We tap both the domestic and offshore markets for our long-term funding needs. Since we have sizeable imports and exports, we access both import and export credits, based on cost effectiveness, both in the Indian Rupee and in foreign currencies, to finance our short-term working capital requirements. We have in place both secured and unsecured borrowings, with our secured borrowings being generally Indian Rupee denominated bonds. See Note 9 to our unaudited condensed consolidated financial statements for more information on our loans and borrowings.

We have tapped different segments of borrowing resources, including banks and capital markets, both in India and overseas. We have credit ratings of above investment grade from the local rating agencies such as CRISIL Limited and India Ratings and Research Private Limited. We therefore have not had, and do not believe that we will have, difficulty in gaining access to short-term and long-term financing sufficient to meet our current requirements.

Off-Balance Sheet Arrangements

In the normal course of business, we enter into certain capital commitments and also give certain financial guarantees. The aggregate amount of indemnities and other guarantees, on which we do not expect any material losses, was Rs. 86,753 million and Rs. 83,882 million ($1,354.7 million) as at March 31, 2014 and September 30, 2014, respectively.

Qualitative Disclosures about Market Risk

Currency Risk

The results of our operations may be affected by fluctuations in the exchange rates between the Indian Rupee, Namibian Dollar, South African Rand and Australian Dollar against the US Dollar.

We seek to mitigate the impact of short-term movements in currency on our businesses by hedging our short-term exposures based on their maturity. However, large or prolonged movements in exchange rates may have a material effect on our business, operating results, financial condition and/or prospects. We use hedging instruments to manage the currency risk associated with the fluctuations in the Indian Rupee and Australian dollar against the US dollar in line with our risk management policy. Typically, all short term exposures are managed using simple instruments such as forward contracts. As long-term exposures draw nearer, we hedge them progressively to insulate these from the fluctuations in the currency markets. A more conservative approach has been adopted for project expenditure to avoid budget overruns. Longer term exposures, except part of net investment in foreign operations exposures, are normally unhedged. However all new long-term borrowings are being hedged. In our Australian and Zinc International operations, apart from funds to meet local expenses which are denominated in the respective local currencies, we strive to retain our surplus funds in US dollar terms. These exposures are reviewed by appropriate levels of management on a monthly basis.

Hedging activities in India are governed by the RBI with whose policies we must comply. The policies under which the RBI regulates these hedging activities can change from time to time and these policies affect the effectiveness with which we manage currency risk.

We hold or issue instruments such as options, swaps and other derivative instruments for purposes of mitigating our exposure to currency risk. We have also partly hedged our foreign exchange risk in net investment in foreign operations. We do not enter into hedging instruments for speculative purposes.

Interest Rate Risk

We are exposed to interest rate risk on short-term and long-term floating rate instruments and on the refinancing of fixed rate debt. Our borrowings are principally denominated in Indian Rupees and US dollars with mix of fixed and floating rates of interest. The US dollar debt is divided between fixed and floating rates (linked to US dollar LIBOR) and the Indian Rupee debt is principally at fixed interest rates. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have selectively used interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis.

Borrowing and interest rate hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these borrowing and interest rate hedging activities can change from time to time and can impact the effectiveness with which we manage our interest rate risk.

We have in the past held or issued instruments such as swaps, options and other derivative instruments for purposes of mitigating our exposure to interest rate risk. We do not enter into hedging instruments for speculative purposes.

Commodity Price Risk

We are exposed to the movement of base metal commodity prices on the London Metal Exchange. Any decline in the prices of the base metals that we produce and sell will have an immediate and direct impact on the profitability of our businesses. We use commodity hedging instruments such as forwards, swaps, options and other derivative instruments to manage our commodity price risk in our copper and zinc businesses. Currently, we use commodity forward contracts to partially hedge against changes in the LME prices of copper and zinc. We enter into these hedging instruments for the purpose of reducing the variability of our cash flows on account of volatility in commodity prices. These hedging instruments are typically of a maturity of less than one year. Price of gas produced in some of our fields is fixed while in others it is linked to liquid fuels with a floor and ceiling mechanism and therefore has minimal exposure to market movements.

Hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these hedging activities can change from time to time and can impact on the effectiveness with which we manage commodity price risk.

We have in the past held or issued derivative instruments such forwards, options and other derivative instruments for purposes of mitigating our exposure to commodity price risk. We do not enter into hedging instruments for speculative purposes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: December 24, 2014

SESA STERLITE LIMITED

By:	/s/ Din Dayal Jalan
Name:	Din Dayal Jalan
Title:	Chief Financial Officer